2/19

05013391

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Promise

*CURRENT ADDRESS

PROCESSED

DEC 2 0 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4837

FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 12/20/05

PROMISE

ARLS
3-31-05

Positioning Promise for a New Decade

Annual Report 2005

The Promise Group's corporate philosophy

"Support affluent lifestyles and aim to be a trusted corporate citizen"

"Target appropriate profit levels through efficient management and seek to achieve sustainable growth"

"Be appreciated by customers and cooperate with society to realize mutual harmony and benefit together with employees"

Contents

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
For the Year:				
Total operating income	**¥ 369,860**	¥ 390,981	¥ 410,619	**$ 3,444,084**
Operating profit	**128,301**	87,869	106,958	**1,194,721**
Income before income taxes and minority interests	**127,174**	79,138	105,806	**1,184,229**
Net income	**75,379**	41,576	60,716	**701,913**
Credit losses including provision for uncollectible loans	**97,540**	146,413	124,810	**908,273**
At Year-end:				
Total assets	**¥1,785,143**	¥1,718,721	¥1,855,353	**$16,622,987**
Consumer loans receivable: Principal	**1,599,636**	1,529,055	1,614,524	**14,895,571**
Total shareholders' equity	**793,987**	636,667	618,110	**7,393,486**
Interest-bearing debt	**916,256**	1,004,033	1,154,086	**8,532,036**
Allowance for credit losses	**130,589**	133,877	115,398	**1,216,023**
Amount per Share (Yen/U.S. Dollars):				
Net income:				
Basic*	**¥ 576.05**	¥ 342.19	¥ 483.62	**$ 5.36**
Diluted	**575.88**	—	—	**5.36**
Cash dividends	**105.00**	100.00	100.00	**0.98**
Shareholders' equity	**5,901.62**	5,260.21	4,952.12	**54.96**

* Based on Japanese accounting standards

Note: U.S. dollar amounts in this annual report are translated from yen, for convenience only, at the rate of ¥107.39 to U.S.$1, the approximate exchange rate at March 31, 2005.

Total Operating Income


(¥ billion)
500
400
300
200
100
0
01
02
03
04
05

Net Income


(¥ billion)
80
60
40
20
0
01
02
03
04
05

Consumer Loans Outstanding


(¥ billion)
2,000
1,500
1,000
500
0
01
02
03
04
05

Cautionary Information with Respect to Forward-Looking Statements

In addition to historical facts regarding Promise's past performance, this annual report contains forward-looking statements, including plans and strategies that are based on the management's current assumptions and beliefs in light of currently available information. Forward-looking statements involve inherent risks and uncertainties, including, without limitation, risks associated with changes in the general economic conditions and business environment in Japan as well as changes to Japanese laws and regulations.

Business and Capital Alliance with Sumitomo Mitsui Financial Group, Inc. (SMFG)

June 2004	Announced a fundamental business and capital alliance agreement with SMFG
July 2004	Issued new shares through a third-party allocation and allocated treasury stock to Sumitomo Mitsui Banking Corporation (SMBC)
September 2004	Formed a fundamental business alliance agreement with SMFG
January 2005	Acquired shares of At-Loan Co., Ltd., through a third-party allocation, thereby converting the company into a consolidated subsidiary
March 2005	Agreed to form a business and capital alliance between QUOQ Inc., an installment sales finance company of the SMBC group, and Plat Corporation, a wholly owned subsidiary of Promise
March 2005	Began providing The Japan Net Bank, Limited, with loan guarantee services

Expanding product line and business channel network

July 2004	Upgraded Internet repayment service 1. commissions waived 2. mobile service introduced 3. tie-up financial institution expanded
November 2004	Issued the first card in the consumer finance industry equipped with Edy, an electronic money function The new card targets people applying for loans through Promise's Internet shops
November 2004	Commenced a new loan application and rapid card issuance service through multimedia terminals installed in convenience stores—a first for the consumer finance industry

Cash Dividends

January 2005	Decided to increase the year-end cash dividend through a ¥5.00 per share dividend in commemoration of business alliance with SMFG, raising the full-year dividend to ¥105.00 per share

Management Perspectives

The fiscal year ended March 31, 2005, represented a turning point for Promise with an increase in profits for the first time in four years. Moreover, the Company concluded a milestone business and capital alliance with Sumitomo Mitsui Financial Group. Despite a decline in the number of applications for personal bankruptcy after nine consecutive years of growth, competition in the consumer finance industry continued to intensify. To survive this competition, it was vital that Promise realize its long-held goal of a full-line interest rate strategy. The new business alliance was an effective step in that direction, bringing the Company close to completing its strategy. With this turn of events, Promise is heading toward a new stage of growth.

"The good ship Promise has just set out on a new voyage. While certainly not an easy crossing, we believe that a new business opportunity for growth awaits us along the way."



Hiroki Jinnai
President and Representative Director

Looking Back on the Fiscal Year Ended March 31, 2005

If managing businesses were to be described as sea voyages, the good ship Promise has been sailing up a long sustained growth lane, under the sails of "outstanding credit scoring know-how," "nationwide sales channels," "careful loan management," and "stable, low-cost funding." Fighting against the headwinds of a stagnant domestic economy and a rising number of applications for personal bankruptcy, Promise had suffered from a decline in profits that began in the fiscal year ended March 31, 2002. In the fiscal year ended March 31, 2005, however, Promise returned to profit growth. Moreover, in a strategic move toward realizing new growth, Promise raised the powerful sails of its recent business alliance with Sumitomo Mitsui Financial Group, Inc. (SMFG). With that, the good ship Promise has begun the first leg of a new journey into the future.

In the fiscal year ended March 31, 2005, total operating income amounted to ¥369.9 billion, a 5.4% decline year on year. However, operating profit jumped 46.0%, to ¥128.3 billion, and recurring profit rose 45.6%, to ¥130.8 billion, substantial gains from the previous fiscal year. The principal reason for the surge in profits was a ¥48.9 billion drop in credit losses, to ¥97.5 billion. The first decline in the number of



applications for personal bankruptcy in 10 years formed the backdrop to this improvement. Reduced personnel expenses resulting from the voluntary retirement program implemented in the fiscal year ended March 31, 2004, also contributed to profit growth. Net income soared even higher, up 81.3% year on year, to ¥75.4 billion. The higher growth in net income compared with operating profit was due to an end to the ¥18.7 billion special retirement payment that was booked as an extraordinary loss in the fiscal year ended March 31, 2004, for the voluntary retirement plan. Even though total operating income declined, consumer loans outstanding at the end of the fiscal year rose 4.6%, to ¥1,599.6 billion. This anomaly resulted from At-Loan Co., Ltd., formerly an SMFG subsidiary, becoming a subsidiary of Promise at the end of January 2005 through a third-party allocation. As a result of this share acquisition, the balance sheet of At-Loan was included in consolidation. Had this not taken place, consumer loans outstanding at the end of the fiscal year would have been ¥1,497.2 billion, a decrease of 2.1% from the previous year-end.

Full-Line Interest Rate Strategy Close to Completion

Promise announced its business alliance with SMFG in June 2004. The major significance of this business alliance is that it brings Promise close to completing its full-line interest rate strategy, the Company has held for some time. Previously, Promise had provided loan products with interest rates ranging from 17.8% to 25.55%, while other members of the Promise Group covered the interest rate spectrum on either side of that range. Specifically, subsidiaries Plat Corporation and Sun Life Co., Ltd., offered loans up to the maximum legal interest rate of 29.2%, and affiliate MOBIT CO., LTD., supplied loan products at 15% and 18%. Despite being able to offer this significantly wide range of interest rates, we were anxious to offer products in the 10% range. Before forming the business alliance with SMFG, entering that arena posed many difficulties for the Promise Group in terms of business resources.

However, this resource insufficiency was overcome through the alliance. In other words, we gained access to the brand power, credit capacity, and customer base of Sumitomo Mitsui Banking Corporation (SMBC). On the other hand, SMFG realized that developing a small-lot consumer loan business was vital to survive the competition among mega-banks but found itself somewhat short of management resources. SMFG decided that adding Promise's credit scoring and loan management know-how would make the full-scale development of its consumer finance business feasible.



Through a third-party allocation implemented in the fiscal year ended March 31, 2005, SMFG raised its stake in Promise to 16%.The partners plan to strengthen this relationship in the future through such possible measures as SMFG expanding its stake in Promise up to 20%. In terms of concrete results produced by the alliance, in March 2005 Promise began providing The Japan Net Bank, Limited, a member of SMFG, with loan guarantee services for unsecured loans to individuals made following the business alliance. In the same month, QUOQ Inc., an installment sales finance company of SMBC, announced a substantial investment in Plat Corporation, which will change its name to QUOQ LOAN INC. In April 2005, after six months of preparation, the joint consumer finance business of SMBC, At-Loan, and Promise finally commenced.

Promise Coordinating Joint Business Development

The framework for the joint business of the three companies commenced with the newly developed automatic contract machine (ACM) that is being installed in the ATM corners of SMBC's branches. These ACMs can handle and process applications and approve loans for the three companies simultaneously. Consumers can also apply for the new loan service by telephone or over the Internet. In addition, the loan service is being promoted to the general public through advertising campaigns and other mass-marketing efforts. The ACMs make it possible for the three companies to draw on SMBC's customer base, while demand from other potential customers is being stimulated through mass marketing.

Considering the interest rates being offered by the three partners—8% to 12% by SMBC, 15% to 18% by At-Loan, and 18% to 25.55% by Promise—it could be said that Promise's full-line interest rate strategy is complete. Moreover, Promise is playing a major role as the coordinator of the joint business. For the new loan service, Promise is guaranteeing the loans made by SMBC and At-Loan while providing full support for their operations, from credit scoring to loan management and collection. The partners did set up a new call center together, but the center's operations are based on know-how developed from scratch by Promise affiliate MOBIT in its business. In addition, the expertise for credit scoring for At-Loan's 15% to 18% loans is based on MOBIT's experience. We are handling SMBC's 8% to 12% loans by using an even more severe credit scoring system than for At-Loan's loans, and feel that the system should be sufficient to deal fully with the needs of the business.

Our basic policy will be to build a new customer base through the joint consumer finance business that will enable us to increase the numbers of new customers. This policy is at the core of Promise's new growth strategy.

The three partners aim to build the balance of consumer loans outstanding in this business to ¥500 billion over the next three years. Breaking down this figure, SMBC and At-Loan plan to both contribute ¥200 billion while Promise plans to contribute ¥100 billion. Although the contributions to total consumer loans outstanding are not equal, to demonstrate that the companies are equal partners, a mechanism is in place such that Promise and SMFG share the operating profits of the business equally.

Priority Given to Investments for the Future

In the fiscal year ending March 31, 2006, the Promise Group is focused on expanding consumer loans outstanding. Excluding At-Loan's contribution, the Promise Group's consumer loans outstanding have declined for two consecutive years. By increasing the number of new customers, we intend to increase the balance. In our finance customers may exercise their own preferences in applying to any of the three companies for a loan. Should customers not qualify for loans from SMBC or At-Loan, however, customers will be referred to Promise's loan products if they so desire and undergo credit scoring. We believe that Promise can obtain new customers based on referrals. In today's highly competitive consumer finance market and considering the current size of consumer loans outstanding, it would be hard to achieve double-digit recurring growth in consumer loans outstanding based only on the Promise Group's existing sales channels. Of course, it would be possible if our credit scoring standards were relaxed. However, as this would create concern that the quality of loan portfolio could deteriorate. For that reason, our basic policy will be to build a quality loan portfolio and a new customer base through the joint consumer finance business that will enable us to increase the numbers of new customers. This policy is at the core of Promise's new growth strategy.

Our performance forecast for the fiscal year ending March 31, 2006, is an increase in total operating income with a decrease in profits. The increase in total operating income can be attributed to the inclusion of At-Loan in the consolidated income statement as well as the balance sheet. Excluding At-Loan's contribution, operating income is expected to be flat. The forecast decrease in profits is related to the investments being made for the start-up of the joint consumer finance business. Additional costs include the rental fees for the new call center and investments in computer systems and advertising and other sales promotional activities. The credit losses that are expected to increase are yet

Number of Applications for Personal Bankruptcy


250,000
200,000
150,000
100,000
50,000
0
(%)
50
40
30
20
10
0
-10
-20
95/3
96/3
97/3
98/3
99/3
00/3
01/3
02/3
03/3
04/3
05/3
Number of Personal Bankruptcy
YOY (%)

another contributor to the decline in profits.

The first decline in the number of applications for personal bankruptcy in 10 years underpinned the fall in the Company's credit losses in the fiscal year ended March 31, 2005. However, we are not optimistic that this trend will continue. Although the Japanese economy has shown signs of recovery in certain sectors, it is difficult to judge whether actual personal income is rising or not. For that reason, we have assumed a slightly higher uncollectible loans ratio for the loans being offered in the joint consumer finance business. Therefore, credit losses are forecast to increase in the fiscal year ending March 31, 2006.

Looking at our financial position, the shareholders' equity ratio is expected to reach 46.2% at the end of March 2006, due to the planned repayment of interest-bearing debt. In addition, we raised capital through a third-party allocation to SMFG in the fiscal year ended March 31, 2005. Accompanying growth in the consumer loans outstanding of SMBC and At-Loan that Promise is guaranteeing as part of the joint business, there will be an increase in our risk exposure related to these off-balance-sheet assets. Consequently, we view our substantial shareholders' equity as providing a necessary buffer to that risk exposure.

To Our Shareholders

As stated at the beginning of the message, the good ship Promise has just set out on a new voyage. While certainly not an easy crossing, we believe that a new business opportunity for growth awaits us along the way. I and the rest of the management team feel that we have been entrusted with a great responsibility for the navigation of this voyage. We intend to dedicate our full efforts to this task, and we look forward to the continued support of our shareholders as we head toward a brighter future.

July 2005

Hiroki Jinnai

Hiroki Jinnai
President and Representative Director

Points of View

The business alliance between Promise and Sumitomo Mitsui Financial Group (SMFG) has come to fruition in the Cascade Scheme business participated in by Sumitomo Mitsui Banking Corporation (SMBC), At-Loan Co., Ltd., and Promise. With its broad interest rate products that can serve the needs of a wide-range of customers, the Cascade Scheme is the symbol of the business alliance. As the coordinator of the Cascade Scheme, Promise is providing overall support for the scheme's operational process—credit scoring and loan management and collection. The fusion of SMBC's customer base and brand power with Promise's consumer finance know-how as brought new strength and capability to the alliance.





In June 2004, Promise announced its business and capital alliance with the Sumitomo Mitsui Financial Group, Inc. (SMFG). After the signing of a business alliance agreement the following September, the two partners worked on the details of the business tie up, and launched the Cascade Scheme business in April 2005.

Yasuhisa Ichikawa
Director and Managing Executive Officer
In Charge of Alliance Promotion, Alliance Promotion Dept., Alliance Operation Dept., Alliance Project, and Promise Loan Center

Business Alliance Steadily Developing

The following six concrete actions were set forth at the time of announcement of business and capital alliance with SMFG in June 2004.

Actions of the Business Alliance

1. Sumitomo Mitsui Banking Corporation (SMBC) and Promise will offer 8% to 12% loans through SMBC's sales channels.
2. SMBC and Promise will jointly set up a new consumer finance company that will supply 15% to 18% loans to the market.
3. SMFG's The Japan Net Bank, Limited and Promise will work on concluding a comprehensive business tie-up.
4. SMBC and Promise will undertake joint research on setting up a finance business targeting the market for small and medium-sized companies.
5. SMFG and the Promise Group will carry out an exchange of personnel at all business levels.
6. SMFG and Promise will plan further expansion of the scope of the business alliance, including cooperation between SMFG members Sumitomo Mitsui Card Co., Ltd., and SAKURA CARD CO., Ltd., and Promise.

Let me report on developments in the six areas following the information of the alliance. Action No. 1 is being realized through the Cascade Scheme business, which is explained later in this section. For action No. 2, in lieu of starting up a new company, Promise established the necessary infrastructure by acquiring a greater than 50% stake in At-Loan Co., Ltd. Action No. 3 has been put into effect by Promise commencing its guarantee of the unsecured loans of The Japan Net Bank. Action No. 4 will required some time to initiate specific measures; however, research and planning is under way in earnest. For example, the two partners are looking closely at how they can combine their information to achieve effective credit scoring. While SMBC is developing an evaluation system based on the financial statements of small businesses, Promise is basing its system on investigating the credit worthiness of business proprietors. Action No. 5 has been realized at the Cascade Scheme's Shiodome call center in Tokyo, where employees from both sides are

Summary of the Cascade Scheme's Product Lines

	SMBC	At-Loan	Promise
Loan type	Unsecured loan	Unsecured loan	Unsecured loan
Credit ceiling	¥3 million	¥3 million	¥2 million
Interest rate	8% to 12%	15% to 18%	18% to 25.55%
Sales channels	ACM Staffed branches Telephone Postal service Internet	ACM Telephone Postal service Internet Referral from SMBC	ACM Postal service Referral from SMBC or At-Loan

working together. Action No. 6 is a long-term issue, and no significant progress has been made at this point.

The above represents a summary of the concrete progress being made under the agreement. We intend to further strengthen the relationship between the two partners, linking it to performance growth.

The Cascade Scheme—Symbol of the Alliance

The business alliance between Promise and SMFG brought the breakthrough Cascade Scheme into being. The word "cascade" was used to illustrate the roles of SMBC, At-Loan, and Promise as the three "cascading" steps in the flow of loans. Each company provides its own loan products to the scheme. Customers are then fitted with loan products that match their loan size requirements and their credit ratings. As such, the scheme serves a wide range of customer needs. The customer-drawing power of SMBC's brand and direct marketing to SMBC's customer base are also important aspects of the scheme.

The partners have high expectations of the network of automatic contract machines (ACMs) installed in the ATM corners of SMBC's more than 400 branches as a new sales channel. These ACMs can handle and process for the three companies. Consumer can of course apply for any one of the loans offered by SMBC, At-Loan, and Promise on the machines as well as simultaneously applying to all three companies. For example, a customer applies for a loan from SMBC, but is refused, if applicants so desire, they will be referred to At-Loan or Promise's products. In other words, the "cascade" effect of loans flows from low to higher interest rates. In addition to the ACMs, consumers can also apply for loans by telephone or over the Internet.



Automatic Contract Machine

Enabling the three companies receive applications from potential customers and utilize the alliance's broad range of loan products to capture customer needs, the Cascade Scheme is symbolic of the business alliance between Promise and SMFG.

The new Shiodome call center in Tokyo is responsible for receiving loan applications under the Cascade Scheme. The center is divided up into separate call centers for each of the three companies—SMBC Card Loan Plaza, At-Loan Center, and Promise Loan Center—which conduct their credit scoring of individual applications received. Since Promise is guaranteeing the loans of SMBC

Outline of the Cascade Scheme


8.0%
12.0%
15.0%
18.0%
25.55%
SMBC
At-Loan
Promise
Scoring
Loan
Scoring
Loan
Scoring
Loan
Guarantee
SMBC Card Loan Plaza
At-Loan Center
Promise Loan Center

Approximately 600 full-time and contract employees are stationed at the Shiodome call center in Tokyo.



SMBC Card Loan Plaza

and At-Loan, Promise effectively is doing the credit scoring for all three companies. For that purpose, Promise has introduced a new credit scoring system.

Approximately 600 employees are stationed at the new call centers. In addition to using full-time employees, we have also hired much of the staff on a contract basis. To prepare call center employees to deal directly with our customers, we hired them well before the start up of operations, and put them through several months of training courses. Because of the importance of their role in representing our business, we intend to give high priority to training and developing our call center staff.

Promise and SMFG Develop Alliance as Equal Partners

The Cascade Scheme represents a breakthrough in the consumer finance industry from the point of view of locating the ACMs in SMBC's branches and of obtaining access to the customer base of a bank. It is a scheme that Promise could not have easily copied before the business alliance—nor for that matter, could have any other company in the non-banking industry. It also would be difficult to recreate the relationship of trust that Promise and SMFG have established based on their equal partnership. At the time of the announcement of the business alliance, it was emphasized that profits from joint consumer finance businesses would be shared equally. This principle is being followed in the Cascade Scheme operations.

While an important step, the Cascade Scheme is not the final goal of our joint consumer finance business. There are still many areas, such as small business loans and credit cards, where we have not even begun to discuss specific actions. Building on a relationship of mutual trust, Promise and SMFG will pursue business expansion in many areas.

Corporate Governance Organization

The Promise Group recognizes that corporate governance is vital to improving management efficiency, soundness, and transparency. The small size of our board of directors—8 people—facilitates full discussion of business issues and strategic responses and rapid decision making while our executive officer system enables swift implementation of measures.

To oversee management performance, we make use of our corporate auditor system, which serves as a monitor of business execution.

As a trusted corporate citizen, the Promise Group seeks to cooperate with society to realize mutual harmony and benefit. To that end, we are working to strengthen and improve our corporate governance organization.


General Meeting of Shareholders
Elect / Dismiss
Elect / Dismiss
Board of Auditors
Audit
Board of Directors
Ethics Committee
Disciplinary Committee
Elect / Dismiss
Executive Officers
Supervision / Decisions
Reporting / Contacting / Counseling
Employees

Strengthening Compliance Organization

Promise views thorough compliance as a high-priority process and works to ensure ethical and legal compliance Groupwide by establishing guidance systems and maintaining ongoing programs to raise awareness of compliance among employees.

On April 1, 2005, the Company extended the functions of the Compliance Department, which was formed to unify risk information. The department was re-established as the Risk Management Department and is now responsible for the establishment of Promise's risk management organization, including the oversight of compliance.

In its business operations, Promise appoints compliance managers and administrators for all business sections, including sales branches, and requires employees to adopt a code of ethics, create compliance implementation proposals, and inspect compliance status every quarter. The Company is also making progress with strengthening cooperation with the department in charge of internal audit of Group companies to establish a compliance system for the entire Group. As necessary, the Risk Management and Legal departments and other departments can provide guidance and advice for Group compliance efforts and the Inspection Department can implement planned internal inspections.


Group Companies
Dept. in Charge of Compliance
Cooperation
Dept. in Charge of Internal Audit
Cooperation
Risk Management Dept.
(Compliance and Risk Management)
Inspection Dept.
Cooperation
Legal Dept.
Inspection
Guidance / Decisions
Corporate Ethics Advisory Section
(Internal communications system)
Education, Enlightenment, Guidance, Decisions
Reporting, Contacting, Counseling
Counseling
Departments (Head Office, Branches, Etc.)
Third-Party Agency
External Advisory Section
Counseling
Strict implementation, Guidance, Decisions
Strict implementation, Guidance, Decisions
Compliance Managers
(Departmental heads)
Compliance Administrators
(Managers and branch heads)
Employees
(Including temporary and part-time workers)
Reporting, Contacting, Counseling
Reporting, Contacting, Counseling

Total number of graduates of the Compliance Officer Certification Examination (Consumer Finance Course): 2,105 employees
(Certification by the Kinzai Institute for Financial Affairs. The Promise Group has won the Best Group Performance Award for two consecutive years.)

Management (As of June 21, 2005)

Directors

Chairman	Masaaki Uchino	
President	Hiroki Jinnai	— Chief Executive Officer
Directors	Shunji Kosugi	— Senior Managing Executive Officer
	Teruaki Watanabe	— Senior Managing Executive Officer
	Isao Takeuchi	— Managing Executive Officer
	Yasuhisa Ichikawa	— Managing Executive Officer
	Tsutomu Kasori	— Managing Executive Officer
	Norio Kinoshita	— Managing Executive Officer

Corporate Auditors

Full-Time Corporate Auditors	Kazuya Koshida	
	Yukio Yoshida	
	Hiroaki Mori*	
	Kazuo Nagasawa*	* Outside Auditor

Executive Officers

Chief Executive Officer	Hiroki Jinnai	
Senior Managing Executive Officers	Shunji Kosugi	— Liaison Officer
	Teruaki Watanabe	— In Charge of Business Promotion, Marketing Administration Dept., Blocks Administration
Managing Executive Officers	Isao Takeuchi	— In Charge of Business Administration, Inspection Dept., Legal Dept.
	Yasuhisa Ichikawa	— In Charge of Alliance Promotion, Alliance Promotion Dept., Alliance Operation Dept., Alliance Project, Promise Loan Center
	Tsutomu Kasori	— In Charge of Corporate Planning, Personnel Dept., Staff Training Dept.
	Norio Kinoshita	— Corporate Planning Dept., Affiliated Business Dept.
	Hiroshi Obata	— IT Operation Dept.
Executive Officers	Takeshi Hirai	— Eastern Region Collection & Research Dept., Western Region Collection & Research Dept., Marketing Operation Dept.
	Masayuki Fujiwara	— General Affairs Dept., Accounting Dept.
	Naohisa Tonami	— General Affairs Dept.
	Yukihiro Suzuki	— Shutoken Block
	Tetsu Suzuki	— Treasury Dept., Customer Relationship Dept.
	Yoshiyuki Tateishi	— Corporate Communications Dept., Risk Management Dept.
	Toshio Shinohara	— Marketing Planning Dept., Advertising Dept., Marketing System Dept., Channel Development Dept.
	Hiromichi Ezawa	— Legal Dept.
	Masaru Kasori	— IT Operation Dept.
	Masahiro Kudo	— Personnel Dept.
	Shouichi Azuma	— Corporate Planning Dept.

Organization Chart (As of April 1, 2005)


General Meeting of Shareholders
Board of Auditors
Board of Directors
Chairman
President
Business Administration Depts.
Business Promotion Depts.
Alliance Promotion Depts.
Corporate Planning Depts.
Credit Control Dept.
Customer Relationship Dept.
Risk Management Dept.
Legal Dept.
Inspection Dept.
Accounting Dept.
General Affairs Dept.
Marketing Operation Dept.
Western Region Collection & Research Dept.
Eastern Region Collection & Research Dept.
Channel Development Dept.
Marketing System Dept.
Advertising Dept.
Marketing Planning Dept.
Blocks
Hokkaido Tohoku
Kanetsu Koshin
Shutoken
Chubu Hokuriku
Kinki
Chugoku Shikoku
Kyushu Okinawa
Marketing Administration Dept.
Promise Loan Center
Alliance Project
Alliance Operation Dept.
Alliance Promotion Dept.
Treasury Dept.
Staff Training Dept.
Personnel Dept.
IT Operation Dept.
Corporate Communications Dept.
Affiliated Business Dept.
Corporate Planning Dept.
Western Region Contact Center
Eastern Region Contact Center
ST Center
Areas
Branches
Guarantee Center
CSR Promotion

ST = Strategic Terminal (Automated contract machine)

Data Section

Promise Group's Business Indicators

1. Consumer Loans Outstanding


(¥ billion)
2,000
1,500
1,000
500
0
01
02
03
04
05
Secured loans
Unsecured loans

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Consumer loans outstanding	1,418,656	1,543,288	1,614,524	1,529,055	**1,599,636**
Year-on-year growth (%)	*22.4*	*8.8*	*4.6*	*–5.3*	***4.6***
Individual customers	1,414,999	1,540,288	1,613,500	1,529,055	**1,599,636**
Unsecured loans	1,406,327	1,532,578	1,607,121	1,523,667	**1,595,397**
Secured loans	8,671	7,710	6,378	5,387	**4,238**
Corporate customers	3,656	3,000	1,023	—	**—**
Unsecured loans	—	—	1,023	—	**—**
Secured loans	3,656	3,000	—	—	**—**

2. Unsecured Loans Outstanding, by Area

(As of March 31, 2005)


1.1%
4.2%
9.8%
9.4%
8.1%
15.2%
39.3%
12.9%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu
Overseas

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Unsecured loans outstanding	1,406,327	1,532,578	1,608,145	1,523,667	**1,595,397**
Domestic	1,393,576	1,514,506	1,592,396	1,507,734	**1,577,519**
Hokkaido	70,779	73,831	75,114	68,663	**66,969**
Tohoku	146,932	152,743	160,028	153,446	**149,580**
Kanto	474,849	526,717	565,624	528,783	**626,810**
Chubu	184,857	198,731	212,390	210,530	**206,592**
Kinki	253,076	267,302	273,141	252,723	**243,113**
Chugoku, Shikoku	105,151	132,012	136,285	132,112	**128,780**
Kyushu	157,930	163,167	169,812	161,474	**155,671**
Overseas	12,750	18,071	15,748	15,932	**17,878**
Hong Kong	12,750	18,071	15,748	15,932	**17,878**

3. Secured Loans Outstanding, by Area

(As of March 31, 2005)


6.7%
2.9%
10.6%
14.7%
14.7%
7.9%
42.4%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Secured loans outstanding	12,328	10,710	6,378	5,387	**4,238**
Hokkaido	205	254	232	167	**124**
Tohoku	924	793	648	572	**448**
Kanto	4,339	3,980	784	768	**623**
Chubu	754	617	542	423	**335**
Kinki	4,036	3,469	2,810	2,270	**1,796**
Chugoku, Shikoku	1,692	1,093	910	783	**623**
Kyushu	374	501	450	402	**285**

4. Number of Accounts


(Thousands)
4,000
3,000
2,000
1,000
0
01 02 03 04 05
Secured loans
Unsecured loans

(Thousands)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Number of accounts	3,129	3,233	3,227	2,941	**3,024**
Year-on-year growth (%)	*20.9*	*3.3*	*–0.2*	*–8.9*	***2.8***
Individual customers	3,129	3,233	3,227	2,941	**3,024**
Unsecured loans	3,126	3,230	3,225	2,939	**3,022**
Secured loans	2	2	2	2	**1**
Corporate customers	0	0	0	—	**—**
Unsecured loans	—	—	0	—	**—**
Secured loans	0	0	—	—	**—**

5. Unsecured Loans Outstanding per Account


(¥ thousand)
600
500
400
300
200
100
0
01 02 03 04 05

(¥ thousand)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Unsecured loans outstanding per account	449	474	498	518	**527**

Note: Unsecured loans outstanding per account = unsecured loans outstanding (year-end) ÷ number of unsecured loans accounts (year-end)

6. Number of Unsecured Loan Branches


2,000
1,500
1,000
500
0
01 02 03 04 05
Unstaffed branches
Staffed branches

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Number of unsecured loan branches	1,755	1,785	1,711	1,644	**1,628**
Staffed branches	637	630	570	544	**530**
Unstaffed branches	1,118	1,155	1,141	1,100	**1,098**
Number of ATMs and CDs	2,182	2,208	2,105	1,782	**1,769**
Number of automated contract machines	1,645	1,651	1,556	1,503	**1,880**
Number of loan processing machines	—	—	—	123	**452**

7. Number of Employees



6,000
4,500
3,000
1,500
0
01
02
03
04
05

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Number of employees	5,376	5,723	5,773	4,599	**4,967**

8. Loan Losses



(¥ billion)
(%)
2,000
1,500
1,000
500
0
8
6
4
2
0
01
02
03
04
05
Loan losses
Consumer loans outstanding
Loan loss ratio (%)

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Consumer loans outstanding	1,418,656	1,543,288	1,614,524	1,529,055	**1,599,636**
Loan losses	48,789	72,324	96,608	119,571	**109,260**
Loan loss ratio (%)	3.44	4.69	5.98	7.82	**6.83**
Credit losses	55,990	96,996	124,810	146,413	**97,540**
Provision for uncollectible loans	55,990	86,215	114,733	136,525	**97,540**
Additional expense for loan losses	—	10,780	10,077	9,887	**—**
Collection of written-off loans	8,518	7,920	6,537	5,384	**4,901**

9. Nonperforming Loans



(¥ billion)
(%)
100
75
50
25
0
6
4
2
0
01
02
03
04
05
Credits of bankrupt borrowers
Delinquent loans
Delinquent loans three months or more past the due date
Restructured loans
Nonperforming loans ratio (%)

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Consumer loans outstanding	1,418,656	1,543,288	1,614,524	1,529,055	**1,599,636**
Nonperforming loans	38,992	50,625	65,402	74,007	**86,660**
Nonperforming loans ratio (%)	2.75	3.28	4.05	4.84	**5.42**
Credits of bankrupt borrowers	109	2,648	4,437	1,694	**2,848**
Delinquent loans	171	706	699	601	**2,105**
Delinquent loans three months or more past the due date	7,924	9,842	13,849	13,858	**11,640**
Restructured loans	30,788	37,429	46,417	57,854	**70,067**

10. Fund Procurement



(¥ billion)
(%)
1,200
900
600
300
0
100
80
60
40
20
0
01 02 03 04 05
Short-term fund procurement
Long-term fund procurement
Actual fixed ratio (%)

The Company procures long-term borrowings at fixed interest rates, taking into account market interest rates. At March 31, 2005, the Company's actual fixed ratio stood at 85.0%, including corporate bonds.

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Total fund procurement (interest-bearing debt)	1,094,274	1,164,873	1,154,086	1,004,033	**916,256**
Short-term fund procurement	29,158	24,855	26,990	17,392	**82,707**
Ratio of short-term fund procurement (%)	2.7	2.1	2.3	1.7	**9.0**
Short-term borrowings	24,090	19,835	24,395	15,423	**82,707**
Commercial paper (CP)	5,068	5,020	2,595	1,969	**—**
Long-term fund procurement	1,065,117	1,140,017	1,127,096	986,641	**833,549**
Ratio of long-term fund procurement (%)	97.3	97.9	97.7	98.3	**91.0**
Long-term borrowings	808,117	828,017	805,096	681,641	**568,549**
Fixed interest rate	512,990	572,877	581,308	513,917	**414,991**
Variable interest rate	295,127	255,140	223,787	167,724	**153,558**
Of which, interest rate swaps and caps	162,806	168,509	161,419	171,562	**108,958**
Straight bonds	257,000	312,000	322,000	305,000	**265,000**
Of which, floating rate notes	20,000	20,000	20,000	20,000	**10,000**
Convertible bonds	—	—	—	—	**—**
Actual fixed ratio (%)	83.4	88.7	90.5	96.7	**85.0**
Average interest rate on fund procurement (%)	2.43	2.09	2.01	1.80	**1.76**

Notes: 1. Actual fixed ratio = (long-term borrowings at fixed interest rates + long-term borrowings with interest rate swaps and caps + straight bonds + convertible bonds) ÷ total fund procurement

2. Figures include interest on bonds and CP but exclude commission payments on interest rate swaps and caps.

11. Fund Procurement, by Category

(As of March 31, 2005)



13.9%
4.2%
28.9%
9.0%
17.1%
3.2%
21.3%
2.4%
City banks
Regional banks
Long-term credit bank and other
Trust banks
Life insurance companies
Non-life insurance companies
Other
Corporate bonds and other

Since 1996, the Company has issued corporate bonds and CP to diversify its fund procurement sources. At March 31, 2005, corporate bonds and CP as a percentage of total fund procurement was 28.9%.

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Total fund procurement (interest-bearing debt)	1,094,274	1,164,873	1,154,086	1,004,033	**916,256**
Total borrowings	832,207	847,852	829,491	697,064	**651,256**
City banks	35,019	44,120	48,340	37,500	**127,510**
Regional banks	38,934	61,403	70,127	54,790	**38,882**
Long-term credit bank and other	114,874	117,010	114,843	104,540	**82,820**
Trust banks	229,003	216,219	203,120	185,168	**156,595**
Non-Japanese banks	38,676	64,074	59,370	16,201	**13,440**
Credit associations	4,128	7,252	11,691	10,957	**7,598**
Prefectural credit federations of agricultural cooperatives	—	3,000	4,442	5,873	**3,815**
Life insurance companies	271,962	273,513	265,107	241,651	**195,368**
Non-life insurance companies	46,200	43,609	40,048	33,802	**22,183**
Leasing, finance, and other companies	53,411	17,653	12,399	6,581	**3,041**
Corporate bonds and other	262,068	317,020	324,595	306,969	**265,000**
Straight bonds	257,000	312,000	322,000	305,000	**265,000**
Convertible bonds	—	—	—	—	**—**
Commercial paper (CP)	5,068	5,020	2,595	1,969	**—**

Note: Effective April 2004, Shinsei Bank, Limited, became a regular bank. However, it is still included in the long-term credit bank and other category for the fiscal year ended March 31, 2005.

Subsidiaries and Affiliate

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Consolidated subsidiaries	9	11	10	8	**10**
Affiliate accounted for under the equity method	1	1	1	1	**1**

For more information about consolidated subsidiaries and equity-method affiliated company, please refer to page 66.

Reference

As of March 31, 2001	April	2000	Acquired Shinkou Co., Ltd.
	May	2000	Acquired Rich Co., Ltd.
	December	2000	Liquidated PAL Research Center Co., Ltd.
	January	2001	Made TOWA Co., Ltd., a wholly owned subsidiary
As of March 31, 2002	December	2001	Acquired Sun Life Co., Ltd.
	Included System Trinity Co., Ltd. (currently, STC Co., Ltd.), in consolidation from the fiscal year ended March 31, 2002		
As of March 31, 2003	April	2002	Established Plat Corporation (currently, QUOQLOAN INC.), through the merger of Rich, Shinkou, and TOWA *Acquired MITSUWAKAI Co., Ltd., by GC Co., Ltd.*
As of March 31, 2004	July	2003	In Taiwan, Liang Jing Co., Ltd., and Yuukei Co., Ltd., were merged, with Liang Jing as the continuing company
	August	2003	GC and MITSUWAKAI were excluded from consolidation, when the Company sold all stocks of GC to General Electric Capital Consumer Finance Co., Ltd. (currently, GE Consumer Finance Co., Ltd.).
	Included PAL Servicer Co., Ltd., in consolidation from the fiscal year ended March 31, 2004		
As of March 31, 2005	Included PROMISE (TAIWAN) Co., Ltd., and At-Loan Co., Ltd., in consolidation from the fiscal year ended March 31, 2005		

Promise's Business Indicators

12. Consumer Loans Outstanding


(¥ billion)
1,500
1,000
500
0
01
02
03
04
05
Secured loans
Unsecured loans

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Consumer loans outstanding	1,228,026	1,324,663	1,375,693	1,352,847	**1,326,794**
Year-on-year growth (%)	*11.6*	*7.9*	*3.9*	*–1.7*	***–1.9***
Unsecured loans	1,220,447	1,317,203	1,369,570	1,347,657	**1,322,701**
Year-on-year growth (%)	*11.6*	*7.9*	*4.0*	*–1.6*	***–1.9***
Secured loans	7,578	7,460	6,122	5,189	**4,093**
Year-on-year growth (%)	*11.1*	*–1.6*	*–17.9*	*–15.2*	***–21.1***

13. Unsecured Loans Outstanding, by Amount of Account


(¥ billion)
1,500
1,000
500
0
11.1%
43.8%
27.5%
17.5%
9.2%
35.5%
23.6%
31.7%
01
05
Less than ¥300,000
¥300,000 to less than ¥500,000
¥500,000 to less than ¥1,000,000
¥1,000,000 to less than ¥3,000,000

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Unsecured loans outstanding	1,220,447	1,317,203	1,369,570	1,347,657	**1,322,701**
Less than ¥300,000	136,012	129,644	127,998	122,504	**122,064**
¥300,000 to less than ¥500,000	534,997	526,743	491,887	478,650	**469,042**
¥500,000 to less than ¥1,000,000	335,458	387,484	353,592	331,288	**311,648**
¥1,000,000 to less than ¥3,000,000	213,978	273,330	396,092	415,213	**419,945**

The percentage of accounts with outstanding balances greater than ¥1,000,000 has risen over the years due to an increase in the number of customers with superior credit ratings who have been provided with comparatively high credit lines.

14. Unsecured Loans Outstanding, by Interest Rate


(¥ billion)
1,500
1,000
500
0
6.0%
66.2%
25.2%
2.7%
1.9%
50.7%
46.4%
0.9%
01
05
27.000–29.200%
25.550%
25.000% or less
Loan balance-linked rates

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Unsecured loans outstanding	1,220,447	1,317,203	1,369,570	1,347,657	**1,322,701**
Flat rates					
*29.200%	55,745	43,126	32,934	25,622	**20,254**
*27.000%	17,093	12,679	9,240	7,027	**5,484**
25.550%	807,886	803,079	739,727	704,373	**670,684**
25.000%	21,246	46,439	51,158	55,191	**55,584**
24.500%	14,006	40,078	61,313	73,465	**80,645**
23.900%	39,406	51,830	70,626	80,390	**85,249**
23.500%	6,455	18,121	35,407	36,725	**36,893**
22.995%	137,179	156,558	171,073	158,026	**146,849**
14.600–22.500%	88,091	118,435	177,936	189,042	**201,926**
Less than 13.500%	—	—	—	1,680	**6,205**
Loan balance-linked rates					
*23.200–29.200%	10,715	8,530	6,523	5,268	**4,295**
*23.725–25.550%	11,804	9,629	7,075	5,633	**4,503**
*22.675–25.550%	9,849	7,934	5,918	4,707	**3,761**
Other	968	760	634	502	**363**

Notes: 1. * refers to discontinued products.
2. Loan balance-linked rates are applied to unsecured loans according to the amount of the loans outstanding.

15. Unsecured Loans Outstanding, by Area

(As of March 31, 2005)


4.3%
10.4%
35.6%
14.6%
17.0%
7.4%
10.6%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Unsecured loans outstanding	1,220,447	1,317,203	1,369,570	1,347,657	**1,322,701**
Hokkaido	56,157	58,823	60,220	57,156	**56,422**
Tohoku	129,422	136,177	140,225	141,064	**138,103**
Kanto	396,192	442,074	472,986	473,993	**471,115**
Chubu	173,218	188,281	198,086	196,658	**193,647**
Kinki	228,954	242,275	244,682	233,509	**225,434**
Chugoku, Shikoku	93,377	100,812	103,125	99,940	**97,810**
Kyushu	143,125	148,757	150,243	145,334	**140,167**

16. Secured Loans Outstanding, by Area

(As of March 31, 2005)


3.1%
10.9%
12.1%
8.2%
43.9%
14.8%
7.0%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Secured loans outstanding	7,578	7,460	6,122	5,189	**4,093**
Hokkaido	205	254	232	167	**124**
Tohoku	924	793	648	572	**448**
Kanto	918	787	639	591	**494**
Chubu	754	617	482	423	**335**
Kinki	3,607	3,469	2,794	2,270	**1,796**
Chugoku, Shikoku	792	1,036	875	762	**607**
Kyushu	374	501	450	402	**285**

17. Number of Customers


(Thousands)
3,000
2,000
1,000
0
01
02
03
04
05
Secured loans
Unsecured loans

(Thousands)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Number of customers	2,544	2,583	2,538	2,441	**2,383**
Year-on-year growth (%)	*6.7*	*1.5*	*–1.7*	*–3.8*	***–2.4***
Unsecured loans	2,541	2,581	2,536	2,439	**2,381**
Secured loans	2	2	2	1	**1**

18. Number of Unsecured Loan Customers, by Gender

(As of March 31, 2005)


All customers
27.6%
27.2%
72.8%
72.4%
New customers
Male
Female

(Thousands)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
All customers	2,541	2,581	2,536	2,439	**2,381**
Male	1,823	1,850	1,824	1,763	**1,725**
Female	718	730	712	675	**656**
New customers	473	410	339	300	**317**
Male	336	295	246	220	**231**
Female	136	115	92	79	**86**

19. Number of Unsecured Loan Customers, by Age

(As of March 31, 2005)


3.3%
All customers
10.7%
20.8%
11.6%
19.2%
16.3%
43.4%
25.4%
28.7%
20.6%
New customers
Age 20–29
Age 30–39
Age 40–49
Age 50–59
Age 60 or older

(Thousands)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
All customers	2,541	2,581	2,536	2,439	**2,381**
Age 20–29	642	624	581	529	**494**
Age 30–39	673	695	699	688	**683**
Age 40–49	535	533	519	497	**491**
Age 50–59	468	485	484	467	**457**
Age 60 or older	221	242	252	256	**255**
New customers	473	410	339	300	**317**
Age 20–29	202	176	147	134	**137**
Age 30–39	104	92	80	73	**80**
Age 40–49	81	67	54	46	**51**
Age 50–59	65	56	43	35	**36**
Age 60 or older	20	17	13	10	**10**

20. Number of Unsecured Loan New Customers, by Annual Income

(As of March 31, 2005)


6.6%
5.3%
15.6%
7.9%
15.7%
23.8%
25.1%
Less than ¥2 million
¥2 million to less than ¥3 million
¥3 million to less than ¥4 million
¥4 million to less than ¥5 million
¥5 million to less than ¥6 million
¥6 million to less than ¥7 million
¥7 million or more

(Thousands)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
New customers	473	410	339	300	**317**
Less than ¥2 million	60	57	50	45	**49**
¥2 million to less than ¥3 million	104	92	78	71	**75**
¥3 million to less than ¥4 million	115	100	84	76	**79**
¥4 million to less than ¥5 million	78	65	53	47	**49**
¥5 million to less than ¥6 million	44	36	28	24	**25**
¥6 million to less than ¥7 million	29	24	19	16	**16**
¥7 million or more	39	32	24	20	**21**

Customers with annual incomes of up to ¥7 million accounted for slightly more than 90% of all new customers. Of the 44.7 million private-sector wage earners in Japan, approximately 37.9 million fall into this income range (National Tax Administration Agency data, 2003), indicating substantial latent demand.

21. Unsecured Loans Outstanding per Customer



(¥ thousand)
600
400
200
0
01
02
03
04
05

(¥ thousand)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Unsecured loans outstanding per customer	480	510	539	552	**555**

Note: Unsecured loans outstanding per customer = unsecured loans outstanding (year-end) ÷ the number of customers (year-end)

22. Number of Unsecured Loan Branches



2,000
1,500
1,000
500
0
01
02
03
04
05
Unstaffed branches
Staffed branches

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Number of unsecured loan branches	1,507	1,510	1,541	1,478	**1,461**
Staffed branches	466	457	455	430	**418**
Unstaffed branches	1,041	1,053	1,086	1,048	**1,043**
Number of automated contract machines	1,458	1,462	1,493	1,440	**1,444**
Number of loan processing machines	—	—	—	123	**452**

23. Number of Unsecured Loan Branches, by Area

(As of March 31, 2005)



4.7%
9.6%
30.1%
16.6%
17.1%
8.9 %
13.0%
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Number of unsecured loan branches	1,507	1,510	1,541	1,478	**1,461**
Hokkaido	67	69	71	69	**69**
Tohoku	148	148	148	141	**140**
Kanto	463	459	471	445	**440**
Chubu	259	243	249	247	**242**
Kinki	249	263	267	251	**250**
Chugoku, Shikoku	140	140	140	136	**130**
Kyushu	181	188	195	189	**190**

24. Unsecured Loans Outstanding per Branch


(¥ million)
1,000
750
500
250
0
01
02
03
04
05

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Unsecured loans outstanding per branch	809	872	888	911	**905**

Note: Unsecured loans outstanding per branch = unsecured loans outstanding (year-end) ÷ the number of unsecured loan branches (year-end)

25. Number of Channels


120,000
90,000
60,000
30,000
0
01
02
03
04
05
Promise ATMs
Tie-up CDs and ATMs
Commercial finance institutions
Sales finance (shinpan) companies
Distributor-affiliated credit card companies
Other

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Number of channels	36,865	54,491	86,326	98,554	**106,580**
Promise ATMs	1,777	1,808	1,839	1,725	**1,714**
Tie-up CDs and ATMs	35,088	52,683	84,487	96,829	**104,866**
Commercial finance institutions	28,507	46,545	78,701	91,414	**100,369**
Sales finance (*shinpan*) companies	1,632	1,581	1,321	1,437	**1,095**
Distributor-affiliated credit card companies	4,207	3,875	3,693	3,341	**3,116**
Other	742	682	772	637	**286**
Intermediaries: Convenience stores*	5,798	14,069	14,300	14,614	**15,123**

* Started tie-ups with FamilyMart Co., Ltd., on September 1998; with Lawson, Inc., on August 2001; and with Three F Co., Ltd., on March 2002.

26. Per Employee Data


(¥ thousand)
20,000
15,000
10,000
5,000
0
01
02
03
04
05
Net income per employee

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Number of employees	3,844	3,979	4,075	3,323	**3,463**
Male	2,198	2,249	2,322	1,778	**1,773**
Female	1,646	1,730	1,753	1,545	**1,690**
Loans outstanding per employee (¥ million)	319	332	337	407	**383**
Net income per employee (¥ thousand)	16,524	15,393	15,070	14,841	**19,686**

Notes: 1. Part-time, temporary, and seconded employees are not included in the above figures.
2. Loans outstanding per employee = consumer loans outstanding (year-end) ÷ number of employees (year-end)
3. Net income per employee = non-consolidated net income ÷ number of employees (year-end)

At March 31, 2005, the average age of employees was 32.4 years (35.9 for males and 28.8 for females), while the average period of continuous service was 8.2 years (11.2 for males and 4.9 for females).

27. Actual Average Yield of Unsecured Loans



(%)
30
20
10
0
01
02
03
04
05

(%)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Actual average yield of unsecured loans	24.24	23.83	23.41	22.87	**22.71**

28. Ratio of Expenses to Actual Average Yield



(%)
30
20
10
0
01
02
03
04
05
Operating profit
Financial expenses
Credit losses
Other operating expenses
Actual average yield

(%)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Actual average yield	24.18	23.78	23.37	22.84	**22.68**
Operating expenses	15.61	16.88	16.69	17.90	**15.28**
Financial expenses	2.39	2.09	2.05	1.94	**1.95**
Credit losses	3.75	5.94	6.57	8.39	**5.77**
Other operating expenses	9.47	8.85	8.07	7.57	**7.56**
Operating profit	8.57	6.89	6.67	4.94	**7.40**

29. Loan Losses



(¥ billion)
1,500
1,000
500
0
(%)
8
6
4
2
0
01
02
03
04
05
Loan losses
Consumer loans outstanding
Loan loss ratio (%)

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Consumer loans outstanding	1,228,026	1,324,663	1,375,693	1,352,847	**1,326,794**
Loan losses	36,437	55,126	70,462	93,955	**88,589**
Unsecured loans	36,390	54,948	69,984	93,585	**88,210**
Secured loans	47	178	478	369	**379**
Loan loss ratio (%)	2.97	4.16	5.12	6.95	**6.68**
Credit losses	43,827	76,627	89,463	115,255	**77,689**
Provision for uncollectible loans	43,827	67,726	86,815	108,017	**77,689**
Additional expense for loan losses	—	8,900	2,647	7,237	**—**
Collection of written-off loans	7,173	6,419	5,376	4,522	**4,226**

30. Nonperforming Loans



(¥ billion)
(%)
80
60
40
20
0
5
4
3
2
1
0
01
02
03
04
05
Credits of bankrupt borrowers
Delinquent loans
Delinquent loans three months or more past the due date
Restructured loans
Nonperforming loans ratio (%)

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Consumer loans outstanding	1,228,026	1,324,663	1,375,693	1,352,847	**1,326,794**
Nonperforming loans	27,689	37,441	50,296	59,681	**67,487**
Nonperforming loans ratio (%)	2.25	2.83	3.66	4.41	**5.09**
Credits of bankrupt borrowers	—	1,195	2,579	1,135	**931**
Delinquent loans	—	151	127	160	**96**
Delinquent loans three months or more past the due date	6,085	7,610	10,583	11,132	**9,561**
Restructured loans	21,603	28,485	37,006	47,254	**56,896**

Promise's Fund Procurement

31. Fund Procurement



(¥ billion)
(%)
1,200
100
900
80
600
60
40
300
20
0
0
01 02 03 04 05
Short-term fund procurement
Long-term fund procurement
Actual fixed ratio (%)

The Company procures long-term borrowings at fixed interest rates, taking into account market interest rates. At March 31, 2005, the Company's actual fixed ratio stood at 94.1%, including corporate bonds.

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Total fund procurement (interest-bearing debt)	952,354	1,042,619	1,039,912	971,632	**822,040**
Short-term fund procurement	4,900	1,300	1,000	—	—
Ratio of short-term fund procurement (%)	0.5	0.1	0.1	—	—
Short-term borrowings	4,900	1,300	1,000	—	—
Commercial paper (CP)	—	—	—	—	—
Long-term fund procurement	947,454	1,041,319	1,038,912	971,632	**822,040**
Ratio of long-term fund procurement (%)	99.5	99.9	99.9	100.0	**100.0**
Long-term borrowings	692,454	731,318	718,912	666,632	**557,040**
Fixed interest rate	454,462	520,303	533,903	513,917	**412,706**
Variable interest rate	237,992	211,015	185,008	152,714	**144,333**
Of which, interest rate swaps and caps	160,600	158,000	154,000	165,934	**105,809**
Straight bonds	255,000	310,000	320,000	305,000	**265,000**
Of which, floating rate notes	20,000	20,000	20,000	20,000	**10,000**
Convertible bonds	—	—	—	—	—
Actual fixed ratio (%)	89.3	92.9	95.0	99.3	**94.1**
Average interest rate on fund procurement (%)	2.24	1.94	1.90	1.76	**1.74**

Notes: 1. Actual fixed ratio = (long-term borrowings at fixed interest rates + long-term borrowings with interest rate swaps and caps + straight bonds + convertible bonds) ÷ total fund procurement
2. Figures include interest on bonds and CP but exclude commission payments on interest rate swaps and caps.

32. Fund Procurement, by Category

(As of March 31, 2005)



5.8%
4.3%
32.2%
10.1%
18.5%
23.8%
2.6%
2.7%
City banks
Regional banks
Long-term credit bank and other
Trust banks
Life insurance companies
Non-life insurance companies
Other
Corporate bonds and other

Since 1996, the Company has issued corporate bonds and CP to diversify its fund procurement sources. At March 31, 2005, corporate bonds and CP as a percentage of total fund procurement was 32.2%.

(¥ million)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Total fund procurement (interest-bearing debt)	952,354	1,042,619	1,039,912	971,632	**822,040**
Total borrowings	697,354	732,618	719,912	666,632	**557,040**
City banks	18,719	28,362	33,409	36,327	**47,572**
Regional banks	34,575	50,909	58,775	50,763	**35,595**
Long-term credit bank and other	105,204	106,832	94,665	94,540	**82,820**
Trust banks	209,308	198,093	187,141	180,681	**151,834**
Non-Japanese banks	23,940	22,200	24,000	7,000	**8,000**
Credit associations	2,620	5,500	9,125	9,413	**6,811**
Prefectural credit federations of agricultural cooperatives	—	3,000	4,442	5,873	**3,815**
Life insurance companies	256,390	263,553	258,326	241,651	**195,368**
Non-life insurance companies	43,578	43,233	40,048	33,802	**22,183**
Leasing, finance, and other companies	3,020	10,936	9,980	6,581	**3,041**
Corporate bonds and other	255,000	310,000	320,000	305,000	**265,000**
Straight bonds	255,000	310,000	320,000	305,000	**265,000**
Convertible bonds	—	—	—	—	—
Commercial paper (CP)	—	—	—	—	—

Note: Effective April 2004, Shinsei Bank, Limited, became a regular bank. However, it is still included in the long-term credit bank and other category for the fiscal year ended March 31, 2005.

Promise's Bond Issues (As of March 31, 2005)

Type	Date Issued	Face Amount (¥ million)	Maturity Date	Coupon Rate (%)	Rating	Purpose
Straight bonds	Jul. 7, 1999	10,000	Jul. 7, 2005	2.27	A+ (R&I)	Consumer loans funding
Straight bonds	Jul. 28, 1999	20,000	Jul. 28. 2006	2.51	A+ (R&I)	Consumer loans funding
Straight bonds	Nov. 10, 1999	10,000	Nov. 10, 2009	2.95	A (R&I)	Consumer loans funding
Straight bonds	Feb. 15, 2000	15,000	Feb. 15, 2010	2.56	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Apr. 26, 2000	10,000	Apr. 25, 2008	2.27	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	May. 31, 2000	10,000	Jun. 1, 2012	2.90	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Jun. 14, 2000	20,000	Jun. 14, 2007	2.04	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Oct. 6, 2000	10,000	Oct. 6, 2005	2.08	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Nov. 21, 2000	10,000	Nov. 21, 2005	Floating rate note (Six-month yen LIBOR+0.75%)	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Apr. 25, 2001	10,000	Apr. 25, 2006	1.70	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Jun. 13, 2001	10,000	Jun. 13, 2008	1.74	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds (Retail)	Aug. 10, 2001	15,000	Aug. 10, 2006	1.20	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Sep. 26, 2001	10,000	Sep. 26, 2008	1.63	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Oct. 23, 2001	20,000	Oct. 23, 2007	1.40	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds (Retail)	Dec. 11, 2001	20,000	Dec. 9, 2005	0.92	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	May. 29, 2002	10,000	May. 29, 2007	1.47	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Jun. 24, 2002	10,000	Jun. 24, 2009	2.05	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds	Jul. 31, 2002	10,000	Jul. 30, 2010	2.29	AA– (JCR) A (R&I)	Consumer loans funding
Straight bonds (Retail)	Dec. 4, 2002	10,000	Dec. 4, 2006	1.00	A+ (JCR) A (R&I)	Consumer loans funding
Straight bonds	Jun. 4, 2003	15,000	Jun. 4, 2013	1.37	A+ (JCR) A (R&I)	Consumer loans funding
Straight bonds	Apr. 21, 2004	10,000	Apr. 21, 2014	2.10	A+ (JCR) A (R&I)	Consumer loans funding

Note: Ratings are those published by JCR (Japan Credit Rating Agency, Ltd.) and R&I (Rating and Investment Information, Inc.) and are as of the respective date issued.

Ratings of Promise (As of March 31, 2005)

	Long-Term Bond	Short-Term Bond
Japan Credit Rating Agency, Ltd.	A+	J-1
Rating and Investment Information, Inc.	A	a-1
Moody's Investors Service, Inc.	Baa1	—
Standard & Poor's Corporation	BBB+	A-2

New Consumer Credit, by Type of Lender

(¥100 million / %)

	1999/12	*YOY*	2000/12	*YOY*	2001/12	*YOY*	2002/12	*YOY*	**2003/12**	***YOY***
Consumer credit	731,252	*–3.9*	735,868	*0.6*	740,963	*0.7*	728,225	*–1.7*	**730,147**	***0.3***
Sales on credit	332,667	*0.7*	346,490	*4.2*	355,015	*2.5*	363,459	*2.4*	**379,301**	***4.4***
Consumer finance	398,585	*–7.4*	389,378	*–2.3*	385,948	*–0.9*	364,766	*–5.5*	**350,846**	***–3.8***
Of which, consumer loans	228,669	*–1.5*	236,050	*3.2*	246,716	*4.5*	244,656	*–0.8*	**238,164**	***–2.7***
Commercial finance institutions	39,788	*–19.4*	41,126	*3.4*	39,858	*–3.1*	40,448	*1.5*	**39,461**	***–2.4***
Consumer finance companies (including Promise)	94,966	*3.9*	99,811	*5.1*	106,327	*6.5*	101,917	*–4.1*	**97,507**	***–4.3***
Sales finance (*Shinpan*) companies	38,733	*3.9*	39,768	*2.7*	42,444	*6.7*	43,353	*2.1*	**43,437**	***0.2***
Bank-affiliated credit card companies	31,614	*1.0*	31,526	*–0.3*	32,456	*2.9*	32,087	*–1.1*	**30,330**	***–5.5***
Distributor-affiliated credit card companies	13,609	*5.9*	13,823	*1.6*	15,820	*14.4*	17,025	*7.6*	**3,473**	***–79.6***
Others	9,959	*0.3*	9,996	*0.4*	9,811	*–1.9*	9,826	*0.2*	**23,956**	***143.8***

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: Japan Credit Industry Association, *Japan Credit Industry Statistics 2005*

Consumer Credit Outstanding, by Type of Lender

(¥100 million / %)

	1999/12	*YOY*	2000/12	*YOY*	2001/12	*YOY*	2002/12	*YOY*	**2003/12**	***YOY***
Consumer credit	668,243	*–5.9*	652,247	*–2.4*	635,927	*–2.5*	607,750	*–4.4*	**595,118**	***–2.1***
Sales on credit	163,518	*–4.7*	159,639	*–2.4*	153,683	*–3.7*	148,353	*–3.5*	**148,316**	***0.0***
Consumer finance	504,725	*–6.2*	492,608	*–2.4*	482,244	*–2.1*	459,397	*–4.7*	**446,802**	***–2.7***
Of which, consumer loans	351,211	*–1.3*	356,620	*1.5*	358,517	*0.5*	352,849	*–1.6*	**346,492**	***–1.8***
Commercial finance institutions	217,957	*–5.8*	210,091	*–3.6*	199,793	*–4.9*	185,566	*–7.1*	**178,987**	***–3.5***
Consumer finance companies (including Promise)	78,586	*10.1*	88,489	*12.6*	96,918	*9.5*	102,357	*5.6*	**101,755**	***–0.6***
Sales finance (*Shinpan*) companies	33,995	*1.8*	36,317	*6.8*	38,350	*5.6*	40,140	*4.7*	**40,291**	***0.4***
Bank-affiliated credit card companies	8,335	*6.2*	8,730	*4.7*	9,103	*4.3*	9,434	*3.6*	**9,531**	***1.0***
Distributor-affiliated credit card companies	7,433	*6.9*	8,342	*12.2*	9,199	*10.3*	9,860	*7.2*	**1,453**	***–85.3***
Others	4,905	*–0.3*	4,651	*–5.2*	5,154	*10.8*	5,492	*6.6*	**14,475**	***163.6***

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: Japan Credit Industry Association, *Japan Credit Industry Statistics 2005*

New Consumer Credit, by Type of Lender


(¥ trillion)
40
30
20
10
0
99
00
01
02
03
Others
Distributor-affiliated credit card companies
Bank-affiliated credit card companies
Sales finance (Shinpan) companies
Consumer finance companies (including Promise)
Commercial finance institutions

Consumer Credit Outstanding, by Type of Lender


(¥ trillion)
40
30
20
10
0
99
00
01
02
03
Others
Distributor-affiliated credit card companies
Bank-affiliated credit card companies
Sales finance (Shinpan) companies
Consumer finance companies (including Promise)
Commercial finance institutions

Number of Salary Earners, by Annual Income

(Thousands / %)

	1999/12	%	2000/12	%	2001/12	%	2002/12	%	**2003/12**	**%**
¥2 million or less	8,037	*17.9*	8,247	*18.4*	8,615	*19.1*	8,530	*19.1*	**9,021**	***20.2***
¥3 million or less	6,875	*15.3*	6,821	*15.2*	6,878	*15.3*	7,063	*15.8*	**7,047**	***15.8***
¥4 million or less	8,046	*17.9*	7,817	*17.4*	7,875	*17.5*	7,996	*17.9*	**7,830**	***17.5***
¥5 million or less	6,600	*14.7*	6,640	*14.8*	6,600	*14.6*	6,495	*14.5*	**6,470**	***14.5***
¥6 million or less	4,788	*10.6*	4,787	*10.7*	4,830	*10.7*	4,724	*10.6*	**4,591**	***10.3***
¥7 million or less	3,210	*7.1*	3,225	*7.2*	3,153	*7.0*	3,090	*6.9*	**2,963**	***6.6***
More than ¥7 million	7,427	*16.5*	7,403	*16.5*	7,144	*15.8*	6,828	*15.3*	**6,741**	***15.1***
Total	44,984	*100.0*	44,939	*100.0*	45,097	*100.0*	44,724	*100.0*	**44,661**	***100.0***

Note: "%" figures stands for percentage distribution.
Source: National Tax Agency

Applications for Personal Bankruptcy (Nationwide)

(%)

	2001/3	*YOY*	2002/3	*YOY*	2003/3	*YOY*	2004/3	*YOY*	**2005/3**	***YOY***
April	11,120	*6.0*	12,362	*11.2*	17,899	*44.8*	22,126	*23.6*	**19,723**	***–10.9***
May	10,963	*24.0*	12,707	*15.9*	17,739	*39.6*	21,310	*20.1*	**15,800**	***–25.9***
June	12,389	*9.3*	13,779	*11.2*	17,274	*25.4*	21,789	*26.1*	**18,675**	***–14.3***
July	11,073	*4.2*	13,727	*24.0*	20,472	*49.1*	22,991	*12.3*	**17,840**	***–22.4***
August	11,566	*17.1*	13,528	*17.0*	16,902	*24.9*	18,162	*7.5*	**16,206**	***–10.8***
September	11,309	*11.5*	13,376	*18.3*	17,586	*31.5*	19,589	*11.4*	**16,517**	***–15.7***
October	12,125	*12.7*	16,095	*32.7*	20,597	*28.0*	20,851	*1.2*	**16,555**	***–20.6***
November	12,248	*13.0*	15,917	*30.0*	19,445	*22.2*	17,207	*–11.5*	**16,522**	***–4.0***
December	15,421	*27.5*	17,319	*12.3*	21,900	*26.5*	21,682	*–1.0*	**19,820**	***–8.6***
January	7,449	*–3.1*	11,983	*60.9*	15,296	*27.6*	14,000	*–8.5*	**10,856**	***–22.5***
February	11,088	*2.4*	15,524	*40.0*	19,511	*25.7*	17,926	*–8.1*	**14,415**	***–19.6***
March	13,110	*4.5*	17,313	*32.1*	21,863	*26.3*	21,818	*–0.2*	**18,002**	***–17.5***
Total	139,861	*10.9*	173,630	*24.1*	226,484	*30.4*	239,451	*5.7*	**200,931**	***–16.1***

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: The Supreme Court

Applications by Individuals for Civil Rehabilitation (Nationwide)

(%)

	2002/3	*YOY*	2003/3	*YOY*	2004/3	*YOY*	**2005/3**	***YOY***
April	336	—	1,059	*215.2*	1,912	*80.5*	**2,363**	***23.6***
May	465	—	1,035	*122.6*	1,952	*88.6*	**1,932**	***–1.0***
June	631	—	1,034	*63.9*	2,132	*106.2*	**2,453**	***15.1***
July	683	—	1,190	*74.2*	2,258	*89.7*	**2,299**	***1.8***
August	663	—	1,091	*64.6*	1,927	*76.6*	**2,093**	***8.6***
September	668	—	1,198	*79.3*	2,072	*73.0*	**2,081**	***0.4***
October	854	—	1,432	*67.7*	2,343	*63.6*	**2,154**	***–8.1***
November	902	—	1,472	*63.2*	2,021	*37.3*	**2,252**	***11.4***
December	1,008	—	1,649	*63.6*	2,568	*55.7*	**2,589**	***0.8***
January	570	—	1,192	*109.1*	1,583	*32.8*	**1,524**	***–3.7***
February	762	—	1,460	*91.6*	2,099	*43.8*	**2,066**	***–1.6***
March	915	—	1,774	*93.9*	2,449	*38.0*	**2,482**	***1.3***
Total	8,457	—	15,586	*84.3*	25,316	*62.4*	**26,288**	***3.8***

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: The Supreme Court

Common Stock

Authorized: 300,000,000 shares
Issued: 134,866,665 shares

Number of Shareholders

5,710

Transfer Agent

The Sumitomo Trust and Banking Company, Limited
4-5-33, Kitahama, Chuo-ku, Osaka 541-0041, Japan

Principal Shareholders

(Thousands / %)

Name	Shareholdings	Percent of Total Shares Issued
Sumitomo Mitsui Banking Corporation	21,583	16.00
Ryoichi Jinnai	11,000	8.16
Yumiko Jinnai	9,144	6.78
Nippon Life Insurance Company	5,704	4.23
Shinsei Bank, Limited	5,682	4.21
Japan Trustee Services Bank, Ltd. (Trust Accont)	5,421	4.02
The Master Trust Bank of Japan, Ltd. (Trust Account)	5,339	3.96
State Street Bank and Trust Company	4,362	3.24
The Sumitomo Trust and Banking Company, Limited	4,000	2.97
State Street Bank and Trust Company 505103	3,760	2.79
Total	75,999	56.35

Notes: 1. The shares held by The Sumitomo Trust and Banking Company, Limited, include 3,600 thousand shares (representing 2.67% of outstanding shares) that have been entrusted to Japan Trustee Services Bank, Ltd., The Sumitomo Trust and Banking retirement benefit account.
2. In accordance with "Disclosure of large shareholdings" under the Securities and Exchange Law, Promise received notification from Alliance Capital Asset Management (Japan) Ltd. and Alliance Capital Management L.P. that they held a total of 13,478 thousand shares (representing 9.99% of outstanding shares) in Promise as of February 28, 2005. However, at the end of the fiscal year under review, these two companies were not listed in the registry of shareholders and Promise is unable to ascertain the number of shares held by these companies. As a result, these two companies are not included in the list of principal shareholders.

Composition of Shareholders
(As of March 31, 2005)



18.9%
43.1%
34.0%
4.0%
Commercial finance institutions
Other companies
Non-Japanese companies
Individuals and others

(Thousands)

	2001/3	2002/3	2003/3	2004/3	**2005/3**
Number of shares outstanding at year-end	124,715	125,966	125,966	125,966	**134,866**
Commercial finance institutions	42,281	42,380	43,196	36,936	**58,047**
Percentage of total (%)	*33.9*	*33.6*	*34.3*	*29.3*	***43.1***
Other companies	6,366	4,851	4,897	6,347	**5,391**
Percentage of total (%)	*5.1*	*3.9*	*3.9*	*5.0*	***4.0***
Non-Japanese companies	28,278	40,171	39,298	45,071	**45,888**
Percentage of total (%)	*22.7*	*31.9*	*31.2*	*35.8*	***34.0***
Individuals and others	47,788	38,563	38,574	37,611	**25,539**
Percentage of total (%)	*38.3*	*30.6*	*30.6*	*29.9*	***18.9***
Number of shareholders	4,660	9,106	9,422	6,210	**5,710**

Management's Discussion and Analysis

Overview

+1.9%

During the fiscal year ended March 31, 2005, Japan's gross domestic product (GDP) rose 1.9% in real terms (preliminary figures). This was lower than the 2.0% growth posted in the previous year and fell below the government's projection of 2.1% growth. Although overall corporate performance swung upward during the fiscal year under review, there was a lull in the surge in exports and a slowdown in the digital electronics market, which had been driving economic recovery. Moreover, personal consumption showed no signs of a full-scale recovery due to a continuing high unemployment rate and a lack of real growth in wage levels. In short, the Japanese economy leveled off in the fiscal year under review.

–16.1%

Over the past few years, the increase in the number of applications for personal bankruptcy has cast a shadow over the consumer finance industry. However, the number of applications for personal bankruptcy in the period from April 2004 to March 2005 dropped 16.1%, to 200,931—the first decline in 10 years. On the other hand, competition in the consumer finance market across industries or business categories steadily intensified during the fiscal year due to continued market entry by banks, nonbanks, and IT-related companies through merger and acquisition strategies.

In this tough operating environment, Promise Co., Ltd., and its consolidated subsidiaries (the "Promise Group") again worked to achieve continued growth. In addition, through the business alliance with Sumitomo Mitsui Financial Group, Inc. (SMFG), the Promise Group targeted a further strengthening of its earnings base.

Results of Operations

–5.4%

Consolidated total operating income in the fiscal year under review declined 5.4%, to ¥369.9 billion. As in the previous fiscal year, the reason behind the second consecutive year-on-year decrease in total operating income was the fall in consumer loans outstanding. Although consumer loans outstanding increased 4.6%, to ¥1,599.6 billion, this growth was the result of the inclusion of the balance sheet of At-Loan Co., Ltd., which became a consolidated subsidiary at the end of the fiscal year under review. If At-Loan's consumer loans are excluded, consumer loans outstanding decreased 2.1%.

The Promise Group is striving to achieve growth in consumer loans outstanding by meeting the needs of a broad base of consumers through its full-line interest rate strategy. Promise offers loans within an interest rate band of 17.8% to 25.55%, while subsidiaries Plat Corporation (currently, QUOQLOAN INC.) and Sun Life Co., Ltd., supply loans with interest rates up to the legal ceiling of 29.2%. Furthermore, MOBIT CO., LTD., which is accounted for by the equity method, provides loans at 15.0% and 18.0%. Consequently, the Promise Group offers interest rates over the wide range of 15.0% to 29.2%.

The Company sees the decrease in consumer loans outstanding—despite its full lineup of interest rate products—as a combination of the previously mentioned fierce competition in the industry, a decline in the borrowing sentiment of consumers due to the continued weak economy, and the impact of the Promise Group's stricter credit scoring in light of mounting nonperforming loans. Amid these conditions, a 5.8% increase in the number of new customers, to 317 thousand—the first rebound in 4 years—recorded by Promise was a promising sign of better things to come.

Total Operating Income
(Years ended March 31)


(¥ billion)
500
400
300
200
100
0
01
02
03
04
05

Net Income
(Years ended March 31)


(¥ billion)
80
60
40
20
0
01
02
03
04
05

Consumer Loans Outstanding
(As of March 31)


(¥ billion)
2,000
1,500
1,000
500
0
01
02
03
04
05

6.83%

Loan loss write-offs of the Promise Group totaled ¥109.3 billion in the fiscal year under review, amounting to 6.83% of its consumer loans outstanding. Although this figure represented a decrease of 0.99 percentage points from 7.82% recorded in the previous fiscal year, it still remained at a high level and contributed to the contraction in consumer loans outstanding.

Operating Expenses

–20.3%

Consolidated total operating expenses dropped 20.3%, to ¥241.6 billion. Among the major components of operating expenses, financial expenses were down 16.9%, to ¥17.8 billion.

As a proportion of total operating expenses, financial expenses edged up to 7.4%, from 7.1% in the previous fiscal year. Another major expense, personnel expenses, decreased 15.1%, to ¥35.7 billion. As a proportion of total operating expenses, however, personnel expenses rose to 14.8%, from 13.9% in the previous fiscal year. The increases in financial expenses and personnel expenses as a proportion of total operating expenses compared with the previous fiscal year was due to a substantial decline in the proportion of credit losses including provision for uncollectible loans in total operating expenses.

–33.4%

Accounting for the highest proportion of total operating expenses, credit losses including provision for uncollectible loans fell 33.4% year on year, to ¥97.5 billion. As a proportion of total operating expenses, credit losses including provision for uncollectible loans decreased to 40.4%, from 48.3% in the previous fiscal year. The drop in credit losses including provision for uncollectible loans signifies lower loan loss write-offs. Behind those lower loan loss write-offs was the first decline in the number of applications for personal bankruptcies in 10 years. However, since the methods of debt restructuring have greatly diversified, it is not possible to predict whether the decline will continue. The Promise Group will continue to curtail growth in loan loss write-offs by conducting appropriate credit scoring and careful loan management.

Profit

+81.3%

As a result of the above factors, operating profit was up 46.0%, to ¥128.3 billion, while recurring profit grew 45.6%, to ¥130.8 billion. This performance represented the first increase in profits in 4 years. As usual, there was no large gap between operating profit and recurring profit. However, equity in net gain of affiliated company MOBIT amounted to ¥400 million, rising approximately ¥300 million year on year and indicating that the affiliate has returned to stable profitability.

Net income amounted to ¥75.4 billion, up a sharp 81.3% from the previous fiscal year. This jump primarily reflected the large extraordinary losses recorded in the previous fiscal year, when net extraordinary losses related to special retirement payment accompanying the voluntary retirement plan and other expenses amounted to ¥10.7 billion. In the fiscal year under review, however, net extraordinary losses were held to ¥3.6 billion. These extraordinary losses included a ¥1.3 billion impairment loss and a ¥1.4 billion net loss on sales or disposal of property and equipment. The improvement in net extraordinary losses was the main reason for the substantially larger percentage increase in net income compared with the percentage increases in operating and recurring profit.

Total Assets
(As of March 31)



(¥ billion)
2,000
1,500
1,000
500
0
01
02
03
04
05
Fixed assets
Current assets

Total Assets Turnover
(Years ended March 31)



(Times)
0.4
0.3
0.2
0.1
0
01
02
03
04
05

ROA
(Years ended March 31)



(%)
5
4
3
2
1
0
01
02
03
04
05

Financial Condition

44.5%

Total assets of the Promise Group expanded 3.9% from the previous fiscal year-end, to ¥1,785.1 billion. The principal factor in this growth was the previously mentioned increase in consumer loans outstanding, which accounted for 89.6% of total assets. Notes and accounts receivable decreased to ¥1.0 billion, from ¥7.4 billion at the end of the previous fiscal year. This decrease chiefly resulted from the sell-off of most of the receivables of consolidated subsidiary Liang Jing Co., Ltd., after it terminated its automobile installment sales business in Taiwan. As a result, current assets rose 4.5%, to ¥1,643.6 billion. On the other hand, fixed assets declined 2.5%, to ¥141.5 billion. Decreases in the value of land due to the application of asset impairment accounting and in investments in securities due to the redemption of preference shares were the main factors behind the decline in fixed assets.

Current liabilities increased 13.7%, to ¥367.6 billion. Within that amount, short-term borrowings soared to ¥82.7 billion, from ¥17.4 billion at the previous fiscal year-end. This substantial increase resulted from the inclusion of the short-term borrowings of At-Loan—its primary source of funding—in the consolidated balance sheet. However, total interest-bearing debt—short-term borrowings, current portion of long-term debt, and long-term debt—decreased to ¥916.3 billion, from ¥1,004.0 billion at the end of the previous fiscal year. The improvement in interest-bearing debt can be attributed to ¥94.2 billion raised through a third-party allocation made to SMFG and the sale of treasury stock during the fiscal year under review. Therefore, even though current liabilities continued to rise, long-term liabilities fell 19.3%, to ¥612.7 billion. Reflecting higher retained earnings and share issuance, shareholders' equity climbed 24.7%, to ¥794.0 billion. The shareholders' equity ratio reached 44.5%, indicating the soundness of the Promise Group's capital structure.

Fund Raising

85.0%

Of the Promise Group's ¥916.3 billion in interest-bearing debt at fiscal year-end, short-term and long-term borrowings accounted for ¥651.3 billion, or 71.1%, with the remaining ¥265.0 billion taken up by corporate bonds. Short-term funding amounted to ¥82.7 billion, or 9.0% of total interest-bearing debt; the remaining 91.0% was long-term funding. Due to the inclusion of At-Loan's short-term borrowings in the consolidated balance sheet, the proportion of short-term funding increased significantly from the 1.7% recorded at the end of the previous fiscal year. However, there has been no change in the Promise Group's basic policy of raising funds on a long-term and stable basis.

The Promise Group minimizes the interest rate risk on funds by increasing the proportion of fixed interest rate funds within its total financing. This goal is being achieved through the aggressive use of fixed interest rates on loan agreements, derivatives, and fixed rate coupons on its corporate bonds. Nevertheless, in the fiscal year under review the ratio of fixed interest rates in total financing declined to 85.0%, from 96.7% in the previous year, because of the inclusion of At-Loan's short-term borrowings. The average funding rate declined to 1.76%, versus 1.80% in the previous year, contributing to reduced financial expenses.

Cash Flows

+¥9.4 billion

At the end of the fiscal year under review, cash and cash equivalents amounted to ¥110.9 billion, up ¥9.7 billion from the beginning of the fiscal year. Net cash inflow from operating, investing, and financing activities totaled ¥9.4 billion. However, due to the effect of an increase in the scope of consolidated subsidiaries, actual net cash inflow was ¥9.7 billion. Despite an outflow related to acquisition of shares of subsidiaries resulted in the change

ROE
(Years ended March 31)



(%)
15
10
5
0
01
02
03
04
05

Shareholders' Equity / Equity Ratio
(As of March 31)



(¥ billion)
800
600
400
200
0
(%)
50
40
30
20
10
0
01
02
03
04
05
Shareholders' equity
Equity ratio (%)

Interest-Bearing Debt / Debt-to-Equity Ratio
(As of March 31)



(¥ billion)
1,200
1,000
800
600
400
200
0
(Times)
2.5
2.0
1.5
1.0
0.5
0
01
02
03
04
05
Interest-bearing debt
Debt-to-equity ratio (Times)

in scope of consolidation in cash flows from investing activities, higher income before income taxes in cash flow from operating activities and proceeds from issuance of common stock in cash flows from financing activities resulted in overall net cash inflow.

Net cash provided by operating activities totaled ¥107.7 billion in the fiscal year under review, compared with ¥94.0 billion in the previous fiscal year, up ¥13.8 billion. This increase can mainly be attributed to the ¥48.0 billion increase in income before income taxes, to ¥127.2 billion, while a ¥25.5 billion decline in income taxes paid also contributed to the improvement in cash. Although there was a ¥38.6 billion decrease from the previous fiscal year in allowance for credit losses and an ¥18.7 billion payment of special retirement allowance, these cash outflows were offset by the substantial cash inflows, resulting in net cash provided by operating activities.

Net cash used in investing activities amounted to ¥14.4 billion, compared with net cash provided by investing activities of ¥29.0 billion in the previous year, representing a ¥43.3 billion decline in cash. Net cash outflow partially reflected the previous year's sales of the stocks of GC Co., Ltd., and MITSUWAKAI Co., Ltd., and the recovery of loans to these companies, which contributed substantially to cash inflow in the previous fiscal year. An outlay of ¥19.5 billion for the purchase of a controlling interest of At-Loan was another reason for the overall net cash outflow from investing activities in the fiscal year under review.

Net cash used in financing activities totaled ¥83.9 billion, declining ¥44.1 billion from the ¥128.0 billion used in the previous fiscal year. Because consumer loans outstanding on a real basis—excluding At-Loan in the balance sheet—continued to decrease, repayment of short-term borrowings and long-term debt exceeded proceeds from short-term borrowings and long-term debt. Cash outlays were somewhat reduced by proceeds from issuance of common stock of ¥63.1 billion and decrease in treasury stock of ¥32.5 billion, but overall there was a net cash outflow. The issuance of shares occurred in a third-party allocation to SMFG.

Business Outlook

+3.4%

In the fiscal year ending March 31, 2006, the Group forecasts a 3.4% expansion in consumer loans outstanding, to ¥1,654.1 billion. In the fiscal year under review, consumer loans outstanding did return to growth after a two-year lull, but that increase arose from the inclusion of At-Loan in the consolidated balance sheet. On a real basis, consumer loans outstanding declined for the second consecutive year. In the fiscal year ending March 31, 2006, however, the Promise Group does anticipate expansion in consumer loans outstanding on a real basis for the first time in three years. The driver of that growth will be the joint consumer finance business of Sumitomo Mitsui Banking Corporation, At-Loan, and Promise. During the fiscal year ending March 31, 2006, the Promise Group intends to achieve concrete results from its business alliance with SMFG.

–16.4%

The Promise Group expects that total operating income will increase 4.6%, to ¥386.9 billion in the fiscal year ending March 31, 2006. This figure includes the operating income of At-Loan as both its income statement and its balance sheet will be included in consolidation in the fiscal year ending March 31, 2006. Excluding At-Loan's contribution, total operating income will be flat. Looking at cost forecasts, the Promise Group anticipates that operating expenses will rise due to investments in the start-up of the new joint consumer finance business. Higher expenditures are expected for advertising and sales promotion, rental of the call center, and investments in computer systems for new credit scoring. Consequently, operating profit is expected to decrease 20.2%, to ¥102.4 billion; recurring profit to decline 21.3%, to ¥103.0 billion; and net income to decrease 16.4%, to ¥63.0 billion.

These forecasts are judgments prepared by the Promise Group based on information available at the time these estimates were made and are subject to latent risks and uncertainties. Accordingly, if the various factors that are the basis for these forecasts differ from the assumptions made by the Promise Group, actual performance may differ substantially from these predictions.

Cash Dividends per Share
(Years ended March 31)


(¥)
120
100
80
60
40
20
0
01
02
03
04
05

Net Income per Share
(Years ended March 31)


(¥)
600
500
400
300
200
100
0
01
02
03
04
05

Shareholders' Equity per Share
(As of March 31)


(¥)
6,000
5,000
4,000
3,000
2,000
1,000
0
01
02
03
04
05

The following is a description of the major risk factors that the Promise Group is exposed to regarding its business, performance, and financial position.

Regulatory Risk regarding Restrictions on Interest Rates on Loans

The maximum interest rate under the Law Concerning Control on Acceptance of Capital Contributions, Deposits and Interest (the Capital Subscription Law) is 29.2%. All of the Promise Group's consumer finance companies in Japan lend money at interest rates at or below this ceiling. However, the Money Lending and Capital Subscription Partial Revision Law that was announced in August 2003, states that the ceiling on interest rates shall be reviewed as necessary about three years after the enforcement of the Money Lending and Capital Subscription Partial Revision Law. If the maximum interest rate is revised to a figure lower than the current rate, this may have a negative impact on the business and performance of the Promise Group.

Regulatory Risk regarding Business Restrictions under the Regulatory Law

The consumer finance companies of the Promise Group are governed by the various business regulations (prohibition of excessive lending, disclosure of loan conditions, prohibition of exaggerated advertising, exchange of written contract, exchange of receipts, and so on) under the Money Lending Business Control and Regulation Law (the Regulatory Law). The companies of the Promise Group comply with these rules; however, in the event that some violation triggered administrative measures by the regulator, the Financial Services Agency, or business became more restricted as a result of a change due to a revision of laws, the performance of the Promise Group or future business development could be affected.

Fund Raising and Interest Rates on Financing

The Promise Group does not anticipate any difficulties in raising funds under current conditions and seeks to reduce its exposure to risk by increasing the proportion of fixed interest rate long-term funds, diversifying its sources of financing, and procuring funds at low interest rates. However, should interest rates rise or should the financing environment deteriorate markedly beyond currently foreseen levels, flexible fund raising might become difficult and adversely influence the Promise Group's performance.

Business and Capital Alliance with SMFG

The Company has formed a business and capital alliance with Sumitomo Mitsui Financial Group, Inc. (SMFG), and at March 31, 2005, SMFG held 16.05% of the voting shares in Promise. If there were changes in the Banking Law or other related laws or if SMFG were to acquire more than a certain proportion of the outstanding shares of Promise, it is possible that the scope of the businesses of the Company or its subsidiaries may become restricted.

Other Risks

Among the other risks the Promise Group is exposed to are the increasing multiple indebtedness and the default of loans made to consumers, the handling of Personal Information and the Information Privacy Law, increased market entry due to deregulation or mergers and acquisitions, and computer system failure.

Financial Section

Contents

Six-Year Summary (Consolidated Basis)

Promise Co., Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of Yen					
	2005	2004	2003	2002	2001	2000
Results of operations:						
Interest on consumer loans	**¥ 352,330**	¥ 368,663	¥ 381,126	¥ 362,760	¥ 327,821	¥ 271,743
Other operating income	**14,769**	14,119	19,624	19,449	19,199	15,202
Total operating income	**369,860**	390,981	410,619	394,495	359,641	300,724
Financial expenses	**17,777**	21,399	24,802	24,868	26,714	23,932
General and administrative expenses	**124,462**	128,148	145,509	147,493	138,407	118,073
Credit losses including provision for uncollectible loans	**97,540**	146,413	124,810	96,996	55,990	40,483
Total operating expenses	**241,559**	303,112	303,661	279,977	232,223	194,697
Operating profit	**128,301**	87,869	106,958	114,518	127,418	106,027
Income before income taxes and minority interests	**127,174**	79,138	105,806	112,308	107,392	103,201
Net income	**75,379**	41,576	60,716	62,941	64,845	58,572
Financial position:						
Consumer loans receivable: Principal	**¥1,599,636**	¥1,529,055	¥1,614,524	¥1,543,288	¥1,418,656	¥1,159,253
Allowance for credit losses (current assets)	**130,353**	133,393	114,550	86,667	61,138	44,411
Total current assets	**1,643,604**	1,573,563	1,737,506	1,703,180	1,565,165	1,354,961
Total investments and advances	**51,486**	55,322	65,249	70,304	54,644	48,288
Property and equipment, net	**79,528**	79,637	39,008	45,371	44,354	59,907
Fixed leasehold deposits	**10,525**	10,199	13,590	14,922	15,231	13,166
Total assets	**1,785,143**	1,718,721	1,855,353	1,833,777	1,679,394	1,477,849
Short-term borrowings and current portion of long-term debt	**320,831**	264,390	305,745	265,958	305,114	287,781
Total current liabilities	**367,633**	323,226	366,319	340,165	354,540	339,370
Long-term debt	**595,425**	739,643	848,341	898,915	789,160	682,817
Total long-term liabilities	**612,669**	758,828	870,924	918,746	807,350	700,388
Total shareholders' equity	**793,987**	636,667	618,110	574,866	517,504	438,091
Other financial data and indicators:						
Depreciation and amortization	**¥ 6,870**	¥ 6,768	¥ 8,714	¥ 8,611	¥ 9,266	¥ 9,547
Ratio of consolidated to non-consolidated operating income (Times)	**1.18**	1.21	1.25	1.24	1.22	1.13
Ratio of consolidated to non-consolidated net income (Times)	**1.10**	0.84	0.98	1.02	1.02	1.02
Return on equity (ROE) (%)	**10.53**	6.62	10.17	11.52	13.57	14.59
Return on assets (ROA) (%)	**4.30**	2.32	3.29	3.58	4.10	4.14
Amount per share (Yen):						
Net income:						
Basic	**¥ 576.05**	¥ 342.19	¥ 483.62	¥ 504.78	¥ 525.02	¥ 486.92
Diluted	**575.88**	—	—	503.23	—	—
Cash dividends	**105.00**	100.00	100.00	100.00	90.00	80.00

1. Depreciation and amortization on the consolidated statements of cash flows excludes new common stock issue expense and amortization expenses.
2. Net income, basic, per share has been restated to conform with International Accounting Standards' Accounting Principles Board Opinion No. 15 (APB-15), "Earnings per Share".

Promise Co., Ltd.
Years ended March 31

	Millions of Yen					
	2005	2004	2003	2002	2001	2000
Results of operations:						
Interest on consumer loans	**¥ 305,471**	¥ 314,682	¥ 318,068	¥ 306,847	¥ 282,664	¥ 256,414
Other operating income	**7,571**	7,486	8,488	9,400	10,110	8,585
Total operating income	**313,042**	322,168	326,556	316,247	292,774	264,999
Financial expenses	**17,432**	20,137	21,817	21,179	22,069	21,298
General and administrative expenses	**101,791**	104,041	109,857	114,276	110,700	106,496
Credit losses including provision for uncollectible loans	**77,689**	115,255	89,463	76,627	43,827	34,866
Total operating expenses	**196,912**	239,433	221,137	212,082	176,596	162,660
Operating profit	**116,130**	82,735	105,419	104,165	116,178	102,339
Income before income taxes	**114,895**	85,124	106,005	106,423	101,853	100,303
Net income	**68,174**	49,319	61,412	61,250	63,521	57,238
Financial position:						
Consumer loans receivable: Principal	**¥1,326,794**	¥1,352,847	¥1,375,693	¥1,324,663	¥1,228,026	¥1,100,546
Allowance for credit losses (current assets)	**97,400**	108,300	87,000	68,000	46,500	39,110
Total current assets	**1,480,748**	1,502,382	1,567,424	1,529,481	1,381,819	1,228,030
Total investments and advances	**94,304**	87,948	94,422	98,302	77,582	54,522
Property and equipment, net	**68,714**	68,567	26,433	30,305	31,886	58,220
Fixed leasehold deposits	**9,332**	9,237	12,201	12,393	12,632	12,344
Total assets	**1,653,098**	1,668,134	1,700,480	1,670,481	1,503,919	1,354,079
Short-term borrowings and current portion of long-term debt	**235,711**	239,555	245,435	221,217	245,107	231,414
Total current liabilities	**277,307**	295,199	289,908	279,035	279,881	269,247
Long-term debt	**586,329**	732,077	794,477	821,402	707,247	638,262
Total long-term liabilities	**601,305**	748,924	813,308	838,557	722,706	654,575
Total shareholders' equity	**774,486**	624,011	597,264	552,889	501,332	430,257
Other financial data and indicators:						
Credit losses written off	**¥ 88,589**	¥ 93,955	¥ 70,462	¥ 55,126	¥ 36,437	¥ 29,815
Return on equity (ROE) (%)	**9.74**	8.07	10.67	11.62	13.63	14.50
Return on assets (ROA) (%)	**4.10**	2.92	3.64	3.85	4.44	4.40
Amount per share (Yen):						
Net income:						
Basic	**¥ 521.02**	¥ 406.05	¥ 488.87	¥ 491.09	¥ 513.24	¥ 475.84
Diluted	**520.87**	—	—	489.71	—	—
Shareholders' equity	**5,756.77**	5,155.72	4,780.81	4,401.48	4,019.80	3,538.37
Payout ratio (%)	**20.15**	24.62	20.46	20.40	17.55	16.91

Net income, basic, per share has been restated to conform with International Accounting Standards' Accounting Principles Board Opinion No. 15 (APB-15), "Earnings per Share".

Promise Co., Ltd. and Consolidated Subsidiaries
March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2005	2004	**2005**
ASSETS			
Current assets:			
Cash and cash equivalents (Note 4)	**¥ 110,854**	¥ 101,111	**$ 1,032,252**
Time deposits (Note 11)	**825**	88	**7,679**
Receivables and consumer loans:			
Notes and accounts receivable (Note 11)	**969**	7,439	**9,022**
Consumer loans receivable (Notes 5 and 11):			
Principal	**1,599,636**	1,529,055	**14,895,571**
Accrued interest income	**14,740**	15,011	**137,258**
Less: Allowance for credit losses (Note 6)	**(130,353)**	(133,393)	**(1,213,825)**
	1,484,992	1,418,112	**13,828,026**
Prepaid expenses	**1,807**	2,818	**16,826**
Deferred tax assets (Note 19)	**29,661**	40,338	**276,197**
Other current assets	**15,465**	11,096	**144,024**
Total current assets	**1,643,604**	1,573,563	**15,305,004**
Investments and advances:			
Investments in securities (Note 7)	**12,014**	26,962	**111,876**
Investments in and advances to unconsolidated subsidiaries and affiliates	**6,636**	7,781	**61,796**
Investments in equity other than capital stock	**5**	1,155	**51**
Long-term prepaid expenses	**989**	1,037	**9,206**
Excess investment cost over net assets of consolidated subsidiaries acquired, net	**14,486**	5,650	**134,892**
Deferred tax assets (Note 19)	**4,658**	3,933	**43,378**
Other investments and advances	**12,934**	9,288	**120,426**
Less: Allowance for credit losses (Note 6)	**(236)**	(484)	**(2,198)**
Total investments and advances	**51,486**	55,322	**479,427**
Property and equipment, net (Notes 9 and 11)	**79,528**	79,637	**740,551**
Fixed leasehold deposits (Note 10)	**10,525**	10,199	**98,005**
Total assets	**¥1,785,143**	¥1,718,721	**$16,622,987**

The accompanying notes are an integral part of these financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2005	2004	**2005**
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings (Note 11)	**¥ 82,707**	¥ 17,392	**$ 770,155**
Current portion of long-term debt (Note 11)	**238,124**	246,998	**2,217,372**
Accounts payable:			
Trade	**710**	190	**6,610**
Other	**10,077**	32,418	**93,836**
	10,787	32,608	**100,446**
Accrued income taxes (Note 19)	**25,880**	15,740	**240,990**
Accruals for debt guarantees (Note 2 (12))	**923**	70	**8,597**
Accrued expenses	**7,321**	7,617	**68,168**
Other current liabilities	**1,891**	2,801	**17,615**
Total current liabilities	**367,633**	323,226	**3,423,343**
Long-term liabilities:			
Long-term debt (Note 11)	**595,425**	739,643	**5,544,509**
Non-current accounts payable	**349**	968	**3,250**
Accrued severance indemnities (Note 12)	**14,711**	13,695	**136,991**
Accruals for loss guarantees (Note 2 (13))	**860**	2,700	**8,010**
Other long-term liabilities	**1,324**	1,822	**12,325**
Total long-term liabilities	**612,669**	758,828	**5,705,085**
Commitments and contingent liabilities (Notes 5, 11, 13 and 14)			
Minority interests	**10,854**	—	**101,073**
Shareholders' equity (Note 15):			
Common stock:			
Authorized—300,000,000 shares			
Issued—134,866,665 shares at March 31, 2005	**80,738**	—	**751,818**
125,966,665 shares at March 31, 2004	**—**	49,054	**—**
Capital surplus	**138,458**	92,288	**1,289,301**
Retained earnings	**575,197**	512,784	**5,356,149**
Net unrealized gain on securities	**3,432**	4,151	**31,958**
Foreign currency translation adjustments	**(1,051)**	(814)	**(9,790)**
Less: Treasury stock—352,305 shares at March 31, 2005	**(2,787)**	—	**(25,950)**
4,948,249 shares at March 31, 2004	**—**	(20,796)	**—**
Total shareholders' equity	**793,987**	636,667	**7,393,486**
Total liabilities, minority interests and shareholders' equity	**¥1,785,143**	¥1,718,721	**$16,622,987**

Consolidated Statements of Income

Promise Co., Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2005	2004	**2005**
Operating income:			
Interest on consumer loans	**¥352,330**	¥368,663	**$3,280,848**
Sales	**2,761**	8,199	**25,710**
Other operating income (Note 16)	**14,769**	14,119	**137,526**
Total operating income	**369,860**	390,981	**3,444,084**
Operating expenses:			
Financial expenses (Note 17)	**17,777**	21,399	**165,538**
Cost of sales	**1,780**	7,152	**16,577**
General and administrative expenses (Note 18)	**124,462**	128,148	**1,158,975**
Credit losses including provision for uncollectible loans (Note 6)	**97,540**	146,413	**908,273**
Total operating expenses	**241,559**	303,112	**2,249,363**
Operating profit	**128,301**	87,869	**1,194,721**
Other income (expenses):			
Interest and dividend income on investments	**1,349**	1,559	**12,564**
Stock issue expenses	**(231)**	—	**(2,149)**
Interest expense	**(82)**	(193)	**(766)**
Equity in earnings of Tokumei Kumiai	**639**	691	**5,951**
Net gain on sales of investments in securities (Note 7)	**703**	442	**6,544**
Loss on valuation of investments in securities (Note 7)	**(30)**	—	**(279)**
Net loss on sales or disposal of property and equipment	**(1,367)**	(1,862)	**(12,727)**
Impairment loss (Note 2 (8))	**(1,268)**	—	**(11,809)**
Loss on sales of credit	**(384)**	—	**(3,573)**
Gain on sales of investments in subsidiaries	**—**	12,869	**—**
Loss on valuation of investments in subsidiaries	**(1,257)**	(189)	**(11,701)**
Provision for loss guarantees (Note 2 (13))	**—**	(2,700)	**—**
Special retirement payment (Note 12)	**—**	(18,746)	**—**
Equity in net gain of affiliated companies	**400**	95	**3,724**
Expense for relocation of offices	**(266)**	(346)	**(2,476)**
Impairment loss on deposits for golf club membership	**(39)**	(66)	**(361)**
Other, net	**706**	(285)	**6,566**
Total other expenses, net	**(1,127)**	(8,731)	**(10,492)**
Income before income taxes and minority interests	**127,174**	79,138	**1,184,229**
Income taxes (Note 19):			
Current	**41,569**	41,284	**387,087**
Deferred	**10,438**	(3,722)	**97,204**
	52,007	37,562	**484,291**
Minority interests in net loss of consolidated subsidiary	**212**	—	**1,975**
Net income	**¥ 75,379**	¥ 41,576	**$ 701,913**

	Yen		U.S. Dollars (Note 3)
Amount per share (Note 21):			
Net income:			
Basic	**¥576.05**	¥342.19	**$5.36**
Diluted	**575.88**	—	**5.36**
Cash dividends	**105.00**	100.00	**0.98**
Weighted average number of shares (Thousands):			
Basic	**130,622**	121,256	
Diluted	**130,660**	—	

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

Promise Co., Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2005 and 2004

		Millions of Yen					
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gain on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2003	125,966,665	¥49,054	¥ 92,288	¥483,972	¥ (404)	¥ (229)	¥ (6,571)
Net income	—	—	—	41,576	—	—	—
Cash dividends paid	—	—	—	(12,291)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	(100)	—	—	—
Loss on sales of treasury stock	—	—	—	(34)	—	—	—
Decrease due to inclusion of a company in consolidation	—	—	—	(339)	—	—	—
Increase due to valuation of securities, net of tax	—	—	—	—	4,555	—	—
Adjustments on foreign currency financial statement translation	—	—	—	—	—	(585)	—
Increase in treasury stock	—	—	—	—	—	—	(14,225)
Balance at March 31, 2004	125,966,665	¥49,054	¥ 92,288	¥512,784	¥4,151	¥ (814)	¥(20,796)
Net income	—	—	—	**75,379**	—	—	—
Cash dividends paid	—	—	—	**(12,770)**	—	—	—
Bonuses to directors and corporate auditors	—	—	—	**(84)**	—	—	—
Gain on sales of treasury stock	—	—	**14,486**	—	—	—	—
Decrease due to inclusion of a company in consolidation	—	—	—	**(112)**	—	—	—
Allocation of new shares to a third party	**8,900,000**	**31,684**	**31,684**	—	—	—	—
Decrease due to valuation of securities, net of tax	—	—	—	—	**(719)**	—	—
Adjustments on foreign currency financial statement translation	—	—	—	—	—	**(237)**	—
Decrease in treasury stock	—	—	—	—	—	—	**18,009**
Balance at March 31, 2005	**134,866,665**	**¥80,738**	**¥138,458**	**¥575,197**	**¥3,432**	**¥(1,051)**	**¥ (2,787)**

	Thousands of U.S. Dollars (Note 3)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gain on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2004	$456,781	$ 859,368	$4,774,979	$38,654	$(7,579)	$(193,648)
Net income	—	—	**701,913**	—	—	—
Cash dividends paid	—	—	**(118,913)**	—	—	—
Bonuses to directors and corporate auditors	—	—	**(783)**	—	—	—
Gain on sales of treasury stock	—	**134,896**	—	—	—	—
Decrease due to inclusion of a company in consolidation	—	—	**(1,047)**	—	—	—
Allocation of new shares to a third party	**295,037**	**295,037**	—	—	—	—
Decrease due to valuation of securities, net of tax	—	—	—	**(6,696)**	—	—
Adjustments on foreign currency financial statement translation	—	—	—	—	**(2,211)**	—
Decrease in treasury stock	—	—	—	—	—	**167,698**
Balance at March 31, 2005	**$751,818**	**$1,289,301**	**$5,356,149**	**$31,958**	**$(9,790)**	**$ (25,950)**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Promise Co., Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2005	2004	**2005**
Operating activities:			
Income before income taxes	**¥ 127,174**	¥ 79,138	**$ 1,184,229**
Adjustments for:			
Depreciation and amortization	**6,870**	6,768	**63,969**
Increase (decrease) in allowance for credit losses	**(11,707)**	26,856	**(109,013)**
Impairment loss	**1,268**	—	**11,809**
Loss on sales of credit	**384**	—	**3,573**
Increase (decrease) in accrued severance indemnities	**1,011**	(4,118)	**9,414**
Equity in earnings of Tokumei Kumiai	**(639)**	(691)	**(5,951)**
Net gain on sales of investments in securities	**(703)**	(442)	**(6,544)**
Loss on valuation of investments in subsidiaries	**1,257**	189	**11,701**
Net loss on sales or disposal of property and equipment	**1,367**	1,862	**12,727**
Equity in net gain of affiliated companies	**(400)**	(95)	**(3,724)**
Gain on sales of investments in subsidiaries	**—**	(12,869)	**—**
Increase in accruals for debt guarantees	**123**	70	**1,145**
Increase (decrease) in accruals for loss guarantees	**(1,840)**	2,700	**(17,132)**
Special retirement payment	**—**	18,746	**—**
Decrease in consumer loans receivable: Principal	**31,282**	29,573	**291,292**
Decrease in notes and accounts receivable	**6,764**	3,997	**62,984**
Increase (decrease) in accounts payable	**(4,326)**	4,612	**(40,278)**
Payment of special retirement allowance	**(18,746)**	—	**(174,558)**
Income taxes paid	**(31,778)**	(57,316)	**(295,912)**
Other, net	**382**	(5,012)	**3,555**
Net cash provided by operating activities	**107,743**	93,968	**1,003,286**
Investing activities:			
Payment for purchase of property and equipment	**(7,426)**	(44,390)	**(69,154)**
Proceeds from sales of property and equipment	**159**	31	**1,484**
Payment for purchase of investments in securities	**(5)**	(0)	**(48)**
Proceeds from sales of investments in securities	**1,802**	1,569	**16,777**
Redemption of beneficial interest in trust	**13,300**	—	**123,848**
Payment for purchase of shares of subsidiaries	**(320)**	(357)	**(2,975)**
Acquisition of shares of subsidiaries resulted in the change in scope of consolidation	**(19,498)**	—	**(181,559)**
Proceeds from sales of investments in subsidiaries	**—**	25,248	**—**
Decrease in loans	**39**	41,786	**363**
Decrease (increase) in other investments	**(2,439)**	5,069	**(22,715)**
Net cash provided by (used in) investing activities	**(14,388)**	28,956	**(133,979)**
Financing activities:			
Proceeds from long-term debt	**110,621**	177,314	**1,030,087**
Repayments of long-term debt	**(223,508)**	(255,112)	**(2,081,273)**
Proceeds from issuance of bonds, net of expenses	**9,902**	14,896	**92,206**
Redemption of bonds	**(50,000)**	(32,000)	**(465,593)**
Proceeds from issuance of common stock	**63,137**	—	**587,925**
Decrease in short-term borrowings	**(13,772)**	(6,520)	**(128,241)**
Decrease (increase) in treasury stock	**32,496**	(14,258)	**302,594**
Cash dividends paid	**(12,770)**	(12,291)	**(118,913)**
Net cash used in financing activities	**(83,894)**	(127,971)	**(781,208)**
Effect of exchange rate changes on cash and cash equivalents	**(32)**	(91)	**(298)**
Net increase (decrease) in cash and cash equivalents	**9,429**	(5,138)	**87,801**
Cash and cash equivalents at beginning of the year	**101,111**	105,761	**941,528**
Effect of the increase in scope of consolidated subsidiaries	**314**	488	**2,923**
Cash and cash equivalents at end of the year	**¥ 110,854**	¥ 101,111	**$ 1,032,252**
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**¥ 16,659**	¥ 20,013	**$ 155,127**

The accompanying notes are an integral part of these financial statements.

1. BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

The accounting records of Promise Co., Ltd. (the "Company") and its domestic consolidated subsidiaries are maintained in accordance with the provisions set forth in the Commercial Code of Japan (the "Commercial Code") and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries consolidated with the Company are based on the financial statements prepared in conformity with generally accepted accounting principles ("GAAP") prevailing in the countries where the subsidiaries have been incorporated. Financial statements have not been materially affected by the differences between the GAAP prevailing in these countries and Japanese GAAP. Therefore, no adjustments have been reflected in the accompanying consolidated financial statements to present the accounts of the subsidiaries in compliance with Japanese accounting principles.

Certain account balances, as disclosed in the basic consolidated financial statements in Japan, have been summarized or reclassified to the extent deemed necessary to enable presentation in a form which is more familiar to readers outside Japan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope and Significant Accounting Policies

The Company had 14 subsidiaries and 2 affiliates as of March 31, 2005 and 12 subsidiaries and 2 affiliates as of March 31, 2004. The accompanying consolidated financial statements include the accounts of the Company and 10 (8 for each of the previous years) of its subsidiaries (together, the "Companies"), which are listed below:

Name	Country of incorporation	Fiscal year-end
Plat Corporation	Japan	March 31
Sun Life Co., Ltd.	Japan	March 31
PAL Servicer Co., Ltd. *1	Japan	March 31
PAL Life Co., Ltd. *2	Japan	March 31
Net Future Co., Ltd.	Japan	March 31
STC Co., Ltd. *3	Japan	March 31
At-Loan Co., Ltd. *4	Japan	March 31
PROMISE (HONG KONG) CO., LTD.	Hong Kong	December 31
Liang Jing Co., Ltd. *5	Taiwan	December 31
PROMISE (TAIWAN) CO., LTD. *6	Taiwan	December 31

*1. PAL Servicer Co., Ltd. has been included in consolidation from the year ended March 31, 2004.

*2. PAL Corporation Ltd. renamed to PAL Life Co., Ltd. on February 1, 2004.

*3. System Trinity Co., Ltd. renamed to STC Co., Ltd. on July 1, 2004.

*4. At-Loan Co., Ltd. has been consolidated on the balance sheet at the year ended March 31, 2005 since the Company's share of possession of voting rights exceeded 50 % through allocation of new stocks to third parties.

*5. Yuukei Co., Ltd., which was previously a consolidated subsidiary in year ended March 31, 2003, was merged into Liang Jing Co., Ltd. on July 1, 2003.
Lian Jing Co., Ltd. used to operate brokerage of automobile loans, but changed its business on October 27, 2004 and operates as a servicer at present.

*6. PROMISE (TAIWAN) CO., LTD. has been included in consolidation from the year ended March 31, 2005.

7. GC Co., Ltd. and MITSUWAKAI Co., Ltd. which were excluded from consolidation on August 6, 2003 when the Company sold all stocks of GC Co., Ltd. to GE Consumer Finance Co., Ltd.

The remaining 4 unconsolidated subsidiaries at March 31, 2005 were not consolidated because their aggregate amount of sales, assets, net income and retained earnings were not material to the consolidated results of operations, total assets, net income and retained earnings, respectively.

On the acquisition of a subsidiary, all of the subsidiaries' assets and liabilities that exist at the date of acquisition are recorded at their fair value.

Any material difference between the cost of investment in a subsidiary and the equity in its net assets at the date of acquisition is amortized over 10 years.

For the purpose of preparing the accompanying consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits among the Companies have been eliminated. The amounts of certain subsidiaries have been included in consolidation on the basis of their fiscal periods ended three months prior to March 31.

(2) Application of the Equity Method

Investments in companies that the Company has significant influence or ownership of more than 20% but less than or equal to 50% are accounted for under the equity method. An affiliate accounted for under the equity method is listed below:

Name	Country of incorporation	Equity ownership percentage at March 31, 2005	Fiscal year-end
MOBIT CO., LTD.	Japan	45.00%	March 31

Under the equity method, investments are stated at cost plus/minus the Company's equity in undistributed earnings (losses).

Any material difference between the cost of investment in an affiliated company and the equity in its net assets at the date of acquisition is amortized over 10 years.

Investments in unconsolidated subsidiaries and the remaining affiliates are carried at cost and are not adjusted for equity in earnings (losses) of such subsidiaries and affiliates for each period because the effect of applying the equity method is not material.

(3) Translation of Foreign Currencies

The accounts of the overseas consolidated subsidiaries are translated into Japanese yen by the methods prescribed under the statements issued by the Business Accounting Deliberation Council of Japan. Under this method, balance sheet accounts are translated at current rates, shareholders' equity is translated at the historical rate and revenues and expenses are translated at the average rate for the respective periods.

Differences arising from the translations are recorded as "Foreign currency translation adjustments" in shareholders' equity.

(4) Recognition of Revenues

Interest income

Interest income on consumer loans is recognized when collections are made during each financial period. At the end of each financial period, the accrual basis is used to reflect the interest income earned, in accordance with Japanese tax practices, at the lower of interest rates provided by the Interest Rate Restriction Law of Japan or contracted interest rates and any excess of contractual rates over statutory rates is not reflected for accounting purposes.

(5) Allowance for Credit Losses and Write-Offs

The allowance for credit losses of the Company and its consolidated subsidiaries are provided in an amount deemed necessary to cover possible non-collectible accounts based on the percentage of their own actual experience of bad debt loss written off against the balance of receivables and consumer loans.

Consumer loans are written off against the allowance for credit losses when both interest and principal of the loans have been unpaid for a certain specified period of time or after follow-up requests for payment and/or uncollectibility of accounts is clearly demonstrated by conditions such as the customer's bankruptcy or death.

The written-off balances of these consumer loans are managed by the special collection department. This department makes an effort to collect the previously written-off balances as long as these balances are legally collectible. When the previously written-off balances and the related interest are subsequently recovered and collected, the collected amounts are included in "Other operating income" in the accompanying statements of income in the year of recovery.

(6) Valuation of Securities

All equity securities and debt securities are classified as "Other securities", which represents securities other than trading or held-to-maturity securities.

The Company and its domestic subsidiaries have adopted the Financial Accounting Standard on "Accounting for Financial Instruments" issued by the Business Accounting Deliberation Council. Following the standard, the Company and its domestic subsidiaries' management determine the appropriate classification of securities, and records trading securities in current assets and other securities as investments in securities.

Marketable "Other securities" are stated at market value. Adjustments to market value are recorded as an increase or a decrease in shareholders' equity, net of tax. Under the Commercial Code, unrealized gain (loss) on securities, net of tax is not available for distribution as dividends and bonuses to directors and corporate auditors. Costs of their sales are determined by the moving average method. "Other securities" which are not marketable are stated at cost, cost being determined by the moving average method.

An impairment loss on deposits for golf club membership is also required to be recognized in accordance with the standard.

(7) Property and Equipment

Property and equipment (other than new buildings acquired on or after April 1, 1998, to which the straight-line method is applied) are depreciated by the declining-balance method over the estimated useful lives of the assets. The range of useful lives is principally from 3 to 50 years for buildings and from 2 to 20 years for furniture, fixtures and equipment.

(8) Impairment of Fixed Assets

In August 2002, the Business Accounting Council in Japan issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standard Board of Japan (ASB) issued ASB Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets."

Under the new accounting standards, management must consider each period whether there is any indication that assets (asset groups) may be impaired. If there is any such indication, the related assets (asset groups) must be tested for impairment which is first measured by reference to undiscounted cash flows. If impairment exists, the entity must measure impairment by comparing the assets' carrying value to their recoverable value.

The standard shall be effective for fiscal year beginning April 1, 2005. However, the Company and its domestic subsidiaries have adopted this new accounting standard from the year ended March 31, 2005 because an early adoption is permitted for fiscal year beginning April 1, 2004. As a result of the initial application, impairment loss of ¥1,268 million ($11,809 thousand) was accounted in the accompanying consolidated statements of income.

(9) Foreign Currency Translation

The Company and its domestic subsidiaries have adopted the Financial Accounting Standard on "Accounting for Foreign Currency Transactions."

Following the standard, receivables and payables denominated in foreign currencies are translated into Japanese yen at the relevant exchange rates prevailing at the respective balance sheet dates.

The resulting transaction gains or losses are included in the determination of "Other operating income" for the respective periods.

(10) Leases

Where financing leases do not transfer ownership of the leased property to the lessee during the terms of the leases, the leased property is not capitalized and the related rental expenses are charged to income in the periods in which they are incurred.

(11) Accrued Severance Indemnities

The Company and its domestic subsidiaries have adopted the Financial Accounting Standard on "Accounting for Retirement Benefits" issued by the Business Accounting Deliberation Council.

Following the standard, the amount of accrued severance indemnities for employees is provided based on the amount of the projected benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the fiscal period is charged to income as incurred.

Unrecognized past service cost and net actuarial gain (loss) arising in the years are charged to income in the year in which they arise.

The directors and corporate auditors of the Company and certain subsidiaries are covered by a retirement benefit plan under which the retiring directors or corporate auditors are entitled to receive lump-sum retirement benefits. The amount of such benefits is determined based on these companies' pertinent rules. The accrued severance indemnities for directors and corporate auditors in the accompanying balance sheets represent the estimated amount to be paid if all directors and corporate auditors retired at the balance sheet dates.

In addition, allowance for retirement benefits for the above-mentioned executive officers is provided based on the Company's pertinent rules and is calculated as the estimated amount which would be payable if these officers were to retire at the balance sheet date.

(12) Accruals for Debt Guarantees

From the year ended March 31, 2004, under the guarantee agreement between the Company and certain banks, the Company provides guarantees to the banks on the bank loans provided to bank customers. The guarantees are principally made to enhance the credits of these customers. The Company has received guarantee fees from these banks. For each guarantee provided, the Company would have to perform under the guarantee if the customer defaults on a payment.

Accruals for debt guarantees amounted to ¥923 million ($8,597 thousand) as of March 31, 2005 are provided to cover possible future losses on these guarantee balances at the balance sheet date.

(13) Accruals for Loss Guarantees

Under the GC's stock sales contracts between the Company and GE Consumer Finance Co., Ltd. ("GE") concluded in July 2003, the Company provides guarantees to GE on certain receivables of GC Co., Ltd. During the guarantee period, the Company would have to perform the guarantee if certain conditions on contracts are met and the Company takes over claim for indemnities. The Company has made a provision for estimated loss in the accompanying consolidated balance sheets to cover non-collectible amounts of claim for indemnities amounted to ¥860 million ($8,010 thousand) as of March 31, 2005.

(14) Stock Issue Expenses

Stock issue expenses are charged to income as incurred.

(15) Bond Issue Expenses

Bond issue expenses are charged to income as incurred.

(16) Appropriation of Retained Earnings

Under the Commercial Code and the Articles of Incorporation of the Company, proposals by the Board of Directors for the appropriation of retained earnings (principally the payment of annual cash dividends) should be approved by a shareholders' meeting which must be held within three months after the end of each financial year. The appropriation of retained earnings reflected in the accompanying consolidated financial statements for each fiscal year represents the appropriations which were approved by the shareholders' meeting and disposed of during that year but were related to the immediately preceding fiscal year.

The payment of bonuses to directors and corporate auditors is made out of retained earnings instead of being charged to income for the year and constitutes a part of the appropriations referred to above.

(17) Net Income and Dividends per Share

Basic net income per share is based upon the weighted average number of shares of common stock outstanding during each period.

Diluted net income per share is based upon the weighted average number of shares of common stock outstanding after consideration of the dilutive effect of treasury stock for stock option plans during each year.

The Company and its domestic subsidiaries have adopted the Financial Accounting Standard on "Accounting for Earnings per Share". The presented figures of "Amount per share" were calculated in accordance with the standard.

Cash dividends per share represent interim dividends paid and annual dividends declared as applicable to the respective years.

(18) Cash Equivalents

Cash equivalents include all highly liquid investments, generally with an original maturity date of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present an insignificant risk of change in value due to interest rates.

(19) Derivatives

Following the Financial Accounting Standard on "Accounting for Financial Instruments," derivative financial instruments are recognized in the financial statements and measured at fair value, effective April 1, 2000. Gains and losses on designated hedged instruments are deferred on the balance sheet to the period when gains and losses on the positions hedged have been recognized to match gains and losses on the hedging instruments. Certain derivative instruments satisfying the condition prescribed under the standard are not evaluated at fair value.

(20) Reclassifications

Certain prior-year amounts have been reclassified to conform to the current year's presentation.

3. UNITED STATES DOLLAR AMOUNTS

The Company prepares its consolidated financial statements in Japanese yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and notes thereto represent the arithmetical results of translating yen into dollars at the rate of ¥107.39 to U.S.$1, being the effective rate of exchange at March 31, 2005. The inclusion of such dollar amounts is solely for convenience and is not intended to imply that yen amounts have been or could be readily converted, realized or settled in dollars at the rate of ¥107.39 to U.S.$1 or at any other rate.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents included ¥44,376 million ($413,224 thousand) and ¥48,965 million of short-term commercial notes, as of March 31, 2005 and 2004, respectively. The Companies received securities, commercial paper and others as collateral for short-term commercial notes. Market values of collateral as of March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Securities	**¥18,005**	¥12,997	**$167,661**
Commercial paper	**24,997**	32,995	**232,769**
Others	**1,380**	2,970	**12,850**
	¥44,382	¥48,962	**$413,280**

5. CONSUMER LOANS RECEIVABLE

(1) Unsecured loans to individual customers, which were included in "Consumer loans receivable", were ¥1,595,397 million ($14,856,107 thousand) and ¥1,523,667 million as of March 31, 2005 and 2004, respectively.

(2) The amounts of loans which were disclosed in accordance with the enactment of the Nonbank Bond Issuing Law in May 1999 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Credits of bankrupt borrowers	**¥ 2,848**	¥ 1,694	**$ 26,519**
Delinquent loans	**2,105**	601	**19,599**
Delinquent loans three months or more past the due date	**11,640**	13,858	**108,386**
Restructured loans	**70,067**	57,854	**652,457**
	¥86,660	¥74,007	**$806,961**

Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.

Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.

Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans three months or more past the due date, as described above.

Restructured loans which are 30 days or less past due were ¥64,000 million ($595,954 thousand) and ¥51,704 million as of March 31, 2005 and 2004, respectively.

(3) A revolving credit facility agreement is a contract whereby the Companies are obligated to loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused, including credit facilities of customers without any loan balance, except for those making no payment or receipt for two years or more, was ¥400,889 million ($3,733,019 thousand) and ¥378,478 million as of March 31, 2005 and 2004, respectively. The balance of revolving credit facilities unused and secured was ¥226 million ($2,105 thousand) and ¥253 million as of March 31, 2005 and 2004, respectively. Since revolving credit facilities expire without making a loan, the total balance of unused credit facilities must not impact on future cash flows of the Companies.

Revolving credit facilities contain provisions that allow the Companies to refuse to loan to the customers or reduce the contract amount of the credit facilities if credit exposures or similar conditions change. After contracted, the Companies periodically monitor customers' creditworthiness and, if necessary, take measures to manage credit exposures, such as revising the terms of the contract.

6. ALLOWANCE FOR CREDIT LOSSES

Transactions affecting the "Allowance for credit losses" account for the years ended March 31, 2005 and 2004 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Balance at beginning of the year	**¥ 133,877**	¥ 115,398	**$ 1,246,641**
Adjustments for newly consolidated subsidiaries and foreign currency translation	**8,419**	(8,377)	**78,395**
Credit losses written off against the allowance	**(109,247)**	(109,684)	**(1,017,286)**
Provision for uncollectible loans	**97,540**	136,540	**908,273**
Balance at end of the year	**¥ 130,589**	¥ 133,877	**$ 1,216,023**

7. INVESTMENTS IN SECURITIES

Investments in securities held by the Companies as of March 31, 2005 and 2004 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Investments in securities:			
Equity securities	**¥11,213**	¥13,490	**$104,413**
Other	**801**	13,472	**7,463**
	¥12,014	¥26,962	**$111,876**

Book value and acquisition cost information on marketable "Other securities" as of March 31, 2005 is summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	Acquisition cost	Book value per balance sheet	Difference	Acquisition cost	Book value per balance sheet	Difference
Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs:						
Equity securities	¥5,110	¥10,786	¥5,676	$47,583	$100,438	$52,855
Other	115	172	57	1,074	1,604	530
	5,225	10,958	5,733	48,657	102,042	53,385
Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs:						
	—	—	—	—	—	—
	¥5,225	¥10,958	¥5,733	$48,657	$102,042	$53,385

"Other securities" sold during the year ended March 31, 2005 were as follows:

Millions of Yen			Thousands of U.S. Dollars		
Proceeds from sales	Gain on sales	Loss on sales	Proceeds from sales	Gain on sales	Loss on sales
¥1,802	¥703	¥—	$16,777	$6,544	$—

Book values of "Other securities" which were not marketable as of March 31, 2005 are summarized as follows:

	Millions of Yen	Thousands of U.S. Dollars
Investments in securities:		
Equity securities	¥427	$3,975
Other	629	5,859

As for "Other securities", if their fair market value has declined more than 50% of their book value, such securities are measured at their fair market value, and any decreases in the carrying amount are charged to income as the loss on valuation of investments in securities. In case their fair market value has declined more than 30% but less than 50% of their book value, such securities are measured at their fair market value, and any decreases in the carrying amount are charged to income as the loss on valuation of investments in securities unless the fair market value is expected to be recoverable.

As for "Other securities" which are not marketable, if real price of the securities declined remarkably due to aggravation of financial condition of issuing companies, such securities are impaired accordingly.

The Companies recognized ¥30 million ($279 thousand) in loss on valuation of investments in securities for the year ended March 31, 2005.

Book value and acquisition cost information on marketable "Other securities" as of March 31, 2004 is summarized as follows:

	Millions of Yen		
	Acquisition cost	Book value per balance sheet	Difference
Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs:			
Equity securities	¥6,208	¥13,037	¥6,829
Other	115	172	57
	6,323	13,209	6,886
Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs:			
Equity securities	1	1	(0)
	¥6,324	¥13,210	¥6,886

"Other securities" sold during the year ended March 31, 2004 were as follows:

Millions of Yen		
Proceeds from sales	Gain on sales	Loss on sales
¥1,569	¥504	¥62

Book values of "Other securities" which were not marketable as of March 31, 2004 are summarized as follows:

	Millions of Yen
Investments in securities:	
Equity securities	¥ 452
Other:	
Preference share	13,300

8. DERIVATIVES AND HEDGING ACTIVITIES

The Company and certain subsidiaries enter into interest rate swap agreements to convert variable interest rates on the principal amount of certain debts to fixed interest rates. In addition, the Company enters into interest rate cap agreements. These agreements are used to reduce the exposure to market risk from fluctuation in interest rates. The Companies do not hold or issue any financial instruments for trading purposes. The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions hedged. The market risk associated with these instruments is managed under the Company's internal manual approved by the Board of Directors. The derivatives and hedging activities of the subsidiaries are subject to the Company's approval.

The fair values of the off-balance-sheet financial instruments, excluding those deferred on the balance sheet in accordance with the accounting standard, were as follows:

	Millions of Yen			
	Notional amount			
	Total	Due after one year	Fair value	Unrealized loss
Year ended March 31, 2005:				
Interest rate swap:				
Changing floating rates into fixed rate	**¥63,958**	**¥48,379**	**¥(1,192)**	**¥(1,192)**
Year ended March 31, 2004:				
Interest rate swap:				
Changing floating rates into fixed rate	¥41,562	¥37,132	¥ (667)	¥ (667)

	Thousands of U.S. Dollars			
	Notional amount			
	Total	Due after one year	Fair value	Unrealized loss
Year ended March 31, 2005:				
Interest rate swap:				
Changing floating rates into fixed rate	**$595,568**	**$450,498**	**$(11,101)**	**$(11,101)**

9. PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2005 and 2004 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Buildings	**¥ 27,341**	¥ 26,771	**$ 254,600**
Structures	**4,483**	4,585	**41,749**
Furniture, fixtures and equipment	**29,463**	30,554	**274,356**
Other	**89**	106	**824**
	61,376	62,016	**571,529**
Less: Accumulated depreciation	**(32,861)**	(34,441)	**(305,998)**
	28,515	27,575	**265,531**
Land	**50,712**	52,062	**472,216**
Construction in process	**301**	—	**2,804**
	¥ 79,528	¥ 79,637	**$ 740,551**

10. FIXED LEASEHOLD DEPOSITS

Fixed leasehold deposits as of March 31, 2005 and 2004 were mainly those paid to the lessors in connection with the leases of facilities for office space. Lessors in Japan require large amounts of leasehold deposits equivalent to several months' lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated.

11. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

(1) Information on the amount of short-term borrowings outstanding as of March 31, 2005 and 2004 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Short-term bank loans*:			
Secured	**¥ —**	¥ 315	**$ —**
Unsecured	**82,707**	15,108	**770,155**
	82,707	15,423	**770,155**
Commercial paper and other:			
Secured	**—**	536	**—**
Unsecured	**—**	1,433	**—**
	—	1,969	**—**
	¥82,707	¥17,392	**$770,155**
*Maximum month-end balance outstanding during the period	**¥111,091**	¥27,465	**$1,034,464**
Average month-end balance outstanding during the period	**98,921**	10,124	**921,143**
Weighted average interest rate for the period	**0.660%**	1.037%	

Short-term bank loans were represented mainly by overdrafts with banks bearing interest at annual rates ranging from 0.570% to 5.000% for each of the years ended March 31, 2005 and 2004.

As of March 31, 2005, the principal ranges of annual interest rates applicable to commercial paper and other were not disclosed since the balance of commercial paper and other was nil.

The principal ranges of annual interest rates applicable to commercial paper and other as of March 31, 2004 were from 0.500% to 1.050%.

(2) Long-term debt outstanding as of March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Loans, principally from banks and other financial institutions with interest rates indicated below*:			
Secured	**¥ 152,906**	¥ 183,109	**$ 1,423,840**
Entered into the forward contract of assigning consumer loans receivable	**273,756**	303,987	**2,549,175**
Unsecured	**141,887**	194,545	**1,321,224**
	568,549	681,641	**5,294,239**
Bonds issued by Promise Co., Ltd.:			
2.030% per annum uncollateralized yen bonds, due 2004	—	20,000	—
1.790% per annum uncollateralized yen bonds, due 2004	—	10,000	—
2.270% per annum uncollateralized yen bonds, due 2005	**10,000**	10,000	**93,119**
2.510% per annum uncollateralized yen bonds, due 2006	**20,000**	20,000	**186,237**
2.950% per annum uncollateralized yen bonds, due 2009	**10,000**	10,000	**93,119**
2.560% per annum uncollateralized yen bonds, due 2010	**15,000**	15,000	**139,676**
Floating rate (six-month Japanese yen—LIBOR+0.5%) uncollateralized yen bonds, due 2005	—	10,000	—
2.270% per annum uncollateralized yen bonds, due 2008	**10,000**	10,000	**93,119**
2.900% per annum uncollateralized yen bonds, due 2012	**10,000**	10,000	**93,119**
2.040% per annum uncollateralized yen bonds, due 2007	**20,000**	20,000	**186,237**
2.080% per annum uncollateralized yen bonds, due 2005	**10,000**	10,000	**93,119**
Floating rate (six-month Japanese yen—LIBOR+0.75%) uncollateralized yen bonds, due 2005	**10,000**	10,000	**93,119**
1.750% per annum uncollateralized yen bonds, due 2005	—	10,000	—
1.700% per annum uncollateralized yen bonds, due 2006	**10,000**	10,000	**93,119**
1.740% per annum uncollateralized yen bonds, due 2008	**10,000**	10,000	**93,119**
1.200% per annum uncollateralized yen bonds, due 2006	**15,000**	15,000	**139,676**
1.630% per annum uncollateralized yen bonds, due 2008	**10,000**	10,000	**93,119**
1.400% per annum uncollateralized yen bonds, due 2007	**20,000**	20,000	**186,237**
0.920% per annum uncollateralized yen bonds, due 2005	**20,000**	20,000	**186,237**
1.470% per annum uncollateralized yen bonds, due 2007	**10,000**	10,000	**93,119**
2.050% per annum uncollateralized yen bonds, due 2009	**10,000**	10,000	**93,119**
2.290% per annum uncollateralized yen bonds, due 2010	**10,000**	10,000	**93,119**
1.000% per annum uncollateralized yen bonds, due 2006	**10,000**	10,000	**93,119**
1.370% per annum uncollateralized yen bonds, due 2013	**15,000**	15,000	**139,676**
2.100% per annum uncollateralized yen bonds, due 2014	**10,000**	—	**93,119**
Less: Portion due within one year	**(238,124)**	(246,998)	**(2,217,372)**
	¥ 595,425	¥ 739,643	**$ 5,544,509**
Weighted average interest rate for the period	**1.756%**	1.823%	

* Annual interest rates on loans from banks and other financial institutions outstanding as of March 31, 2005 and 2004 ranged from 0.443% to 2.900% and from 0.640% to 3.249%, respectively.

(3) The Companies' assets pledged as collateral for short-term bank loans, commercial paper and other and long-term loans with banks and other financial institutions as of March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Time deposits	**¥ 4**	¥ 7	**$ 40**
Notes and accounts receivable*	—	1,914	—
Consumer loans receivable*	**156,374**	186,019	**1,456,133**
Property and equipment	**7,912**	8,017	**73,675**
Other	**42**	44	**371**
	¥164,332	¥196,001	**$1,530,219**

* In addition to the above assets pledged, the Companies entered into the forward contract of assigning notes and accounts receivable and consumer loans receivable. The contract amounts were ¥283,180 million ($2,636,932 thousand) and ¥314,501 million as of March 31, 2005 and 2004, respectively.

The aggregate annual maturities of long-term debt outstanding, excluding the preceding bonds, as of March 31, 2005 were as follows:

Year ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2006	¥188,124	$1,751,779
2007	141,927	1,321,604
2008	114,699	1,068,058
2009	57,393	534,435
2010 and thereafter	66,406	618,363
	¥568,549	$5,294,239

(4) The outstanding bank overdraft and loan commitments contracted but not provided for and similar agreements as of March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Bank overdraft commitments:			
Credit facilities	**¥ 3,890**	¥ 18,293	**$ 36,223**
Used	**(13)**	(12,416)	**(125)**
Unused	**¥ 3,877**	¥ 5,877	**$ 36,098**
Bank loan commitments:			
Credit facilities	**¥364,821**	¥253,250	**$3,397,160**
Used	**(88,045)**	(9,798)	**(819,862)**
Unused	**¥276,776**	¥243,452	**$2,577,298**

12. SEVERANCE AND PENSION PLANS

Under the terms of the severance plans of the Company and its consolidated subsidiaries, employees of the Companies with more than two years of service are generally entitled to lump-sum payments at the time of retirement.

The amount of the retirement benefit is, in general, based on the length of service, the accumulated points of individual performance evaluations and the cause of retirement.

The Company and its domestic subsidiaries have non-contributory pension plans, which are defined benefit plans, covering a portion of their severance plans.

In addition, the Company has contributory funded benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law, and defined benefit plans. These plans cover a portion of the governmental welfare pension program, under which both employers and employees contribute.

The overseas subsidiaries sponsor defined contribution plans.

The following is a reconciliation of benefit obligation to net liability recognized in the accompanying consolidated balance sheets as of March 31, 2005 and 2004.

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Benefit obligation	**¥(35,366)**	¥(33,064)	**$(329,328)**
Fair value of plan assets	**21,033**	20,510	**195,857**
Funded status	**(14,333)**	(12,554)	**(133,471)**
Net liability recognized in balance sheet	**(14,333)**	(12,554)	**(133,471)**
Prepaid pension expenses	**—**	780	**—**
Accrued severance indemnities for employees	**¥(14,333)**	¥(13,334)	**$(133,471)**

Components of net periodic benefit cost for the years ended March 31, 2005 and 2004 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Service cost	**¥2,345**	¥2,601	**$21,839**
Interest cost	**647**	852	**6,025**
Expected return on plan assets	**(305)**	(4)	**(2,841)**
Past service cost	**1,025**	593	**9,543**
Net actuarial gain	**(763)**	(871)	**(7,107)**
Net periodic benefit cost	**¥2,949**	¥3,171	**$27,459**

Service cost does not include employers' contributions to the contributory funded benefit pension plan.

The benefit obligation was determined using a discount rate of 2.1% to 2.5% for the years ended March 31, 2005 and 2004, respectively. The expected long-term rate of return on the non-contributory pension plan assets and contributory funded benefit pension plan assets ranged from 1.0% to 1.5% and from 0% to 1.0% for the years ended March 31, 2005 and 2004.

Net periodic service cost is attributed based on years of service.

Certain subsidiaries' benefit obligations were calculated using a simplified method, which is permitted to be applied by the small size of companies, in conformity with the Financial Accounting Standard on "Accounting for Retirement Benefits".

Under the revised Japanese Welfare Pension Insurance Law, the Company recalculated the projected benefit obligation relating to the government's social security pension program for the year ended March 31, 2004. Consequently, the projected benefit obligation was increased. This increasing in the projected benefit obligation reflected on the past service cost. As a result, the past service cost increased by ¥593 million for the year ended March 31, 2004.

For the year ended March 31, 2005, the Company adopted new personnel management system. The effect of this adoption was to increase past service cost by ¥1,024 million ($9,543 thousand).

In addition to the above net periodic benefit cost, the special retirement payments of ¥18,746 million were incurred for covering the cost of special personnel reductions relating to the restructuring during 2004, and the payments were recorded on the accompanying consolidated statements of income for the year ended March 31, 2004.

13. LEASE COMMITMENTS

(1) Rental, depreciation and interest expense relating to financing leases which do not transfer ownership of the leased properties to the lessee during the terms of the leases as of March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Rental expense	**¥1,531**	¥1,199	**$14,255**
Depreciation expense	**1,407**	1,119	**13,102**
Interest expense	**104**	78	**968**

Depreciation expense is computed by the straight-line method over the terms of the related leases. The interest expense is computed by the interest method.

The aggregate future lease payments as of March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Due within one year	**¥1,140**	¥1,050	**$10,614**
Due after one year	**647**	938	**6,031**
	¥1,787	¥1,988	**$16,645**

A summary of the leased properties under the above leases as of March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Furniture, fixtures and equipment	**¥ 6,105**	¥ 4,310	**$ 56,845**
Other	**132**	119	**1,229**
	6,237	4,429	**58,074**
Less: Accumulated depreciation	**(4,525)**	(2,507)	**(42,130)**
	¥ 1,712	¥ 1,922	**$ 15,944**

(2) Aggregate future lease payments under ordinary operating leases as of March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Due within one year	**¥105**	¥106	**$ 978**
Due after one year	**14**	113	**133**
	¥119	¥219	**$1,111**

14. CONTINGENT LIABILITIES

(1) The Company's subsidiary in Taiwan used to operate brokerage of automobile loans. The subsidiary guarantees to purchase loans under certain conditions occur on them. The amounts were ¥68 million ($632 thousand) and ¥225 million as of March 31, 2005 and 2004, respectively.
(2) As described in Note 2 (12), the Company has agreements with financial institutions on debt guarantees. The contracted amount were ¥23,936 million ($222,885 thousand) and ¥2,779 million as of March 31, 2005 and 2004, respectively.
(3) PROMISE (TAIWAN) CO., LTD. operates credits appraisal and analysis for loans and purchase of claimable assets. The amounts concerning the business are ¥33,153 million ($215,597 thousand).
(4) As described in Note 2 (13), the Company provides guarantees on certain receivables owned by GC Co., Ltd. The estimated loss is provided on the balance sheets as accruals for loss guarantees. The aggregated amount of guarantees relating the above transaction were ¥15,411 million ($143,503 thousand) and ¥29,858 million as of March 31, 2005 and 2004, respectively.

15. SHAREHOLDERS' EQUITY

The portion which is to be designated as common stock is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as common stock are credited to capital surplus.

The Commercial Code provided that an amount equal to at least 10% of cash dividends and other appropriations of retained earnings paid out with respect to each financial period is required to set aside until the total amount of additional paid-in capital and legal reserve equals 25% of the amount of common stock. This reserve may be transferred to common stock by a resolution of the Board of Directors or used to reduce a deficit with the approval of the shareholders' meeting but is not available for dividend payments.

On June 21, 2004, the Company's Board of Directors resolved that the Company would enter into general agreement with Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation ("SMBC") in terms of business alliance in consumer finance business and capital alliance.

In connection with above capital alliance, the Company issued 8,900,000 shares of common stocks at price ¥7,120 ($66.3) per share for net proceeding of ¥63,368 million ($590,074 thousand) to SMBC. The net proceeding was credited to common stock and capital surplus equally.

In addition to the above issuance, the Company sold 4,330,000 shares of treasury stocks to SMBC at price of ¥7,120 ($66.3) per share, and the total net proceeding from sales of treasury stocks are to ¥30,830 million ($287,084 thousand).

16. OTHER OPERATING INCOME

As described in Note 2 (5), the collected amounts are included in "Other operating income" in the accompanying statements of income in the year of recovery when the previously written-off balances of consumer loans and the related interest are subsequently recovered and collected.

Collected amounts for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Collected amounts	**¥4,901**	¥5,384	**$45,640**

17. FINANCIAL EXPENSES

Interest expense, which was included in "Financial expenses" in the accompanying consolidated statements of income, for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Interest expense	**¥16,628**	¥20,096	**$154,840**

18. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses in the accompanying consolidated statements of income for the years ended March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Advertising expenses	**¥ 16,441**	¥ 15,609	**$ 153,099**
Employees' salaries and bonuses	**25,944**	30,883	**241,586**
Rent expenses	**9,749**	12,758	**90,778**
Other	**72,328**	68,898	**673,512**
	¥124,462	¥128,148	**$1,158,975**

19. INCOME TAXES

The Company and its domestic consolidated subsidiaries are subject to a number of different taxes based on income, which in the aggregate indicate a normal effective statutory income tax rate of approximately 40.7% and 42.0% for each of the years ended March 31, 2005 and 2004.

On March 31, 2003, law governing municipal tax has revised to impose enterprise taxes through 'pro-forma standard taxation' from April 2004. According to this tax reform acts, the part of enterprise tax on corporation is involved in general and administrative expenses and the tax rate of enterprise tax will decline starting in the fiscal year beginning April 1, 2004. The effect of this change was to increase general and administrative expenses by ¥956 million ($8,900 thousand) and decrease income taxes equally, and a normal effective tax rate will decline because of the declining of the enterprise tax rate.

Overseas consolidated subsidiaries are subject to income taxes of the countries in which they operate.

The difference between the statutory tax rate and the effective tax rate was not disclosed since it was immaterial for the year ended March 31, 2005.

Reconciliation of the statutory tax rate to the effective tax rate for the year ended March 31, 2004 was as follows:

Statutory tax rate	42.0%
Effect of excluding subsidiaries from consolidation	5.6
Loss on valuation of investments in subsidiaries deducted for income tax purposes	(1.2)
Other	1.1
Effective tax rate	47.5%

The major components of deferred tax assets and liabilities as of March 31, 2005 and 2004 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Deferred tax assets due to:			
Credit losses for receivables and consumer loans	**¥17,067**	¥16,183	**$158,928**
Allowance for credit losses	**5,149**	17,813	**47,947**
Accrued enterprise taxes	**1,970**	1,537	**18,344**
Accrued severance indemnities for employees	**5,617**	4,694	**52,306**
Accrued income	**3,792**	3,480	**35,307**
Other	**3,202**	3,412	**29,819**
	36,797	47,119	**342,651**
Deferred tax liabilities due to:			
Net unrealized gains on securities	**(2,355)**	(2,848)	**(21,925)**
Other	**(123)**	—	**(1,151)**
	(2,478)	(2,848)	**(23,076)**
Net deferred tax assets	**¥34,319**	¥44,271	**$319,575**

Net deferred tax assets as of March 31, 2005 and 2004 were included in the consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Current assets:			
Deferred tax assets	**¥29,661**	¥40,338	**$276,197**
Investments and advances:			
Deferred tax assets	**4,658**	3,933	**43,378**
	¥34,319	¥44,271	**$319,575**

20. SEGMENT INFORMATION

The Companies' operations by business segment for the years ended March 31, 2005 and 2004 are not disclosed since the Companies' business other than consumer financial business is immaterial.

The Companies' operations by geographic segment for the years ended March 31, 2005 and 2004 are not disclosed since the Companies' business other than in Japan is immaterial.

Information about operating income overseas for the years ended March 31, 2005 and 2004 is not disclosed since the Companies' operating income overseas is immaterial.

21. AMOUNT PER SHARE

The amounts of basic and diluted net income per share for the years ended March 31, 2005 and 2004 were as follows:

	Yen		U.S. Dollars
	2005	2004	**2005**
Net income per share—Basic	**¥576.05**	¥342.19	**$5.36**
—Diluted	**575.88**	—	**5.36**

The figure of diluted net income per share is not disclosed since there was no potential share of common stock that had dilutive effect for the year ended March 31, 2004.

The amounts and numbers used for the basic net income per share computation were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Net income	**¥75,378**	¥41,576	**$701,913**
Less: The amount not applicable to shareholders of common stock			
Bonuses to directors and corporate auditors	**(133)**	(84)	**(1,245)**
Net income applicable to shareholders of common stock	**¥75,245**	¥41,492	**$700,668**

	Shares	
	2005	2004
Weighted average number of shares of common stock	**130,622,213**	121,256,422

The main adjustment of potential shares for calculating diluted net income per share is increase of 38 thousand common stocks.

The following figures are potential shares of common stock that were excluded from the net income per share computation because they had no dilutive effect.

	Shares	
	2005	2004
Treasury stock held for stock option	**222,000**	351,000
Warrant for stock option	**—**	470,000

22. SUBSEQUENT EVENT

(1) At the general shareholders' meeting of the Company held on June 21, 2005, the payment of cash dividends, ¥55.0 ($0.51) per share, was approved, which amounted to ¥7,398 million ($68,892 thousand).

(2) As a result of enactment of the "Defined Benefit Corporate Pension Plan Law," the Company was approved by the Ministry of the Health, Labour and Welfare in Japan for exemption from the obligation for benefits related to future employee service under the substitutional portion on April 22, 2005.

The Company also expects approval by the government for separation of the remaining substitutional portion (that is, the benefit obligation related to past service). Gains or losses related to this separation process shall be recognized at the time of approval and the amount of the effect has not yet been determined.

To the Board of Directors and Shareholders of
Promise Co., Ltd.

We have audited the accompanying consolidated balance sheets of Promise Co., Ltd. and its consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Promise Co., Ltd. and its consolidated subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As described in Note 2, effective from the year ended March 31, 2005, Promise Co., Ltd. and its domestic consolidated subsidiaries have adopted new Japanese accounting standards for impairment of fixed assets.

As described in Note 22 (2), Promise Co., Ltd. was approved by the Ministry of the Health, Labour and Welfare in Japan for exemption from the obligation for benefits related to future employee service under the substitutional portion on April 22, 2005.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.



ChuoAoyama PricewaterhouseCoopers
Osaka, Japan
June 21, 2005

Non-Consolidated Balance Sheets

Promise Co., Ltd.
March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
ASSETS			
Current assets:			
Cash and cash equivalents	**¥ 102,531**	¥ 93,533	**$ 954,750**
Time deposits	**50**	50	**466**
Consumer loans receivable:			
Principal	**1,326,794**	1,352,847	**12,354,917**
Accrued interest income	**12,138**	12,944	**113,026**
Less: Allowance for credit losses	**(97,400)**	(108,300)	**(906,974)**
	1,241,532	1,257,491	**11,560,969**
Prepaid expenses	**1,618**	2,622	**15,067**
Deferred tax assets	**25,190**	34,789	**234,562**
Other current assets	**109,827**	113,897	**1,022,695**
Total current assets	**1,480,748**	1,502,382	**13,788,509**
Investments and advances:			
Investments in securities	**11,650**	24,763	**108,480**
Investments in and advances to subsidiaries and affiliates	**69,201**	51,227	**644,388**
Investments in equity other than capital stock	**—**	737	**—**
Long-term prepaid expenses	**962**	1,010	**8,955**
Deferred tax assets	**3,821**	2,853	**35,582**
Other investments and advances	**8,670**	7,358	**80,742**
Total investments and advances	**94,304**	87,948	**878,147**
Property and equipment, net	**68,714**	68,567	**639,858**
Fixed leasehold deposits	**9,332**	9,237	**86,894**
Total assets	**¥1,653,098**	¥1,668,134	**$15,393,408**

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥107.39 to U.S.$1, the approximate exchange rate at March 31, 2005.

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	**¥ 235,711**	¥ 239,555	**$ 2,194,904**
Accounts payable	**9,343**	32,312	**86,999**
Accrued income taxes	**22,586**	12,870	**210,317**
Accruals for debt guarantees	**193**	70	**1,797**
Accrued expenses	**6,111**	6,782	**56,909**
Other current liabilities	**3,363**	3,610	**31,316**
Total current liabilities	**277,307**	295,199	**2,582,242**
Long-term liabilities:			
Long-term debt	**586,329**	732,077	**5,459,812**
Non-current accounts payable	**113**	560	**1,051**
Accrued severance indemnities	**13,962**	12,977	**130,011**
Accruals for loss guarantees	**860**	2,700	**8,010**
Other long-term liabilities	**41**	610	**379**
Total long-term liabilities	**601,305**	748,924	**5,599,263**
Commitments			
Shareholders' equity:			
Common stock:			
Authorized—300,000,000 shares			
Issued—134,866,665 shares at March 31, 2005	**80,738**	—	**751,818**
125,966,665 shares at March 31, 2004	**—**	49,054	**—**
Capital surplus:			
Additional paid-in capital	**112,640**	80,956	**1,048,886**
Net gain on sales of treasury stock	**14,741**	255	**137,268**
Retained earnings:			
Legal reserve	**12,263**	12,263	**114,195**
Voluntary reserve	**485,700**	448,700	**4,522,767**
Unappropriated retained earnings	**67,759**	49,428	**630,961**
Net unrealized gain on securities	**3,432**	4,151	**31,958**
Less: Treasury stock—352,305 shares at March 31, 2005	**(2,787)**	—	**(25,950)**
4,948,249 shares at March 31, 2004	**—**	(20,796)	**—**
Total shareholders' equity	**774,486**	624,011	**7,211,903**
Total liabilities and shareholders' equity	**¥1,653,098**	¥1,668,134	**$15,393,408**

Non-Consolidated Statements of Income

Promise Co., Ltd.
For the years ended March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Operating income:			
Interest on consumer loans	**¥305,471**	¥314,682	**$2,844,499**
Other operating income	**7,571**	7,486	**70,500**
Total operating income	**313,042**	322,168	**2,914,999**
Operating expenses:			
Financial expenses	**17,432**	20,137	**162,320**
General and administrative expenses	**101,791**	104,041	**947,865**
Credit losses including provision for uncollectible loans	**77,689**	115,255	**723,431**
Total operating expenses	**196,912**	239,433	**1,833,616**
Operating profit	**116,130**	82,735	**1,081,383**
Other income (expenses):			
Interest and dividend income on investments	**1,317**	1,335	**12,267**
Stock issue expenses	**(231)**	—	**(2,148)**
Bond issue expenses	**(9)**	(8)	**(84)**
Insurance money received and insurance divided	**320**	238	**2,975**
Equity in earnings of Tokumei Kumiai	**447**	405	**4,163**
Net gain on sales of investments in securities	**703**	450	**6,544**
Loss on valuation of investments in securities	**(30)**	—	**(279)**
Net loss on sales or disposal of property and equipment	**(1,330)**	(1,777)	**(12,387)**
Impairment loss	**(1,015)**	—	**(9,454)**
Gain on sales of investments in subsidiaries	**—**	23,737	**—**
Loss on valuation of investments in subsidiaries	**(1,560)**	(189)	**(14,528)**
Provision for loss guarantees	**—**	(2,700)	**—**
Special retirement payments	**—**	(18,746)	**—**
Expense for relocation of offices	**(228)**	(321)	**(2,118)**
Impairment loss on deposits for golf club membership	**(38)**	(48)	**(349)**
Other, net	**419**	13	**3,900**
Total other income (expenses), net	**(1,235)**	2,389	**(11,498)**
Income before income taxes	**114,895**	85,124	**1,069,885**
Income taxes:			
Current	**37,596**	37,800	**350,086**
Deferred	**9,125**	(1,995)	**84,972**
	46,721	35,805	**435,058**
Net income	**¥ 68,174**	¥ 49,319	**$ 634,827**

	Yen		U.S. Dollars
Amount per share:			
Net income:			
Basic	**¥521.02**	¥406.05	**$4.85**
Diluted	**520.87**	—	**4.85**
Cash dividends	**105.00**	100.00	**0.98**
Weighted average number of shares (Thousands):			
Basic	**130,622**	121,278	
Diluted	**130,660**	—	

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥107.39 to U.S.$1, the approximate exchange rate at March 31, 2005.
2. Effective from the year ended March 31, 2004 the Company have adopted the Financial Accounting Standard on "Accounting for Earnings per Share."

Non-Consolidated Statements of Shareholders' Equity

Promise Co., Ltd.
For the years ended March 31, 2005 and 2004

		Millions of Yen							
			Capital surplus		Retained earnings				
	Number of shares of common stock	Common stock	Additional paid-in capital	Net gain on sales of treasury stock	Legal reserve	Voluntary reserve	Unappropriated retained earnings	Net unrealized gain on securities	Treasury stock
Balance at March 31, 2003	125,966,665	¥49,054	¥ 80,956	¥ —	¥12,263	¥399,000	¥ 62,182	¥ (397)	¥ (5,794)
Net income	—	—	—	—	—	—	49,319	—	—
Cash dividends paid	—	—	—	—	—	—	(12,292)	—	—
Bonuses to directors and corporate auditors	—	—	—	—	—	—	(81)	—	—
Gain on sales of treasury stock	—	—	—	255	—	—	—	—	—
Transfer to voluntary reserve	—	—	—	—	—	49,700	(49,700)	—	—
Increase due to valuation of securities, net of tax	—	—	—	—	—	—	—	4,548	—
Increase in treasury stock	—	—	—	—	—	—	—	—	(15,002)
Balance at March 31, 2004	125,966,665	¥49,054	¥ 80,956	¥ 255	¥12,263	¥448,700	¥ 49,428	¥4,151	¥(20,796)
Net income	—	—	—	—	—	—	**68,174**	—	—
Cash dividends paid	—	—	—	—	—	—	**(12,770)**	—	—
Bonuses to directors and corporate auditors	—	—	—	—	—	—	**(73)**	—	—
Gain on sales of treasury stock	—	—	—	**14,486**	—	—	—	—	—
Transfer to voluntary reserve	—	—	—	—	—	**37,000**	**(37,000)**	—	—
Allocation of new shares to a third party	**8,900,000**	**31,684**	**31,684**	—	—	—	—	—	—
Decrease due to valuation of securities, net of tax	—	—	—	—	—	—	—	**(719)**	—
Decrease in treasury stock	—	—	—	—	—	—	—	—	**18,009**
Balance at March 31, 2005	**134,866,665**	**¥80,738**	**¥112,640**	**¥14,741**	**¥12,263**	**¥485,700**	**¥ 67,759**	**¥3,432**	**¥ (2,787)**

	Thousands of U.S. Dollars							
		Capital surplus		Retained earnings				
	Common stock	Additional paid-in capital	Net gain on sales of treasury stock	Legal reserve	Voluntary reserve	Unappropriated retained earnings	Net unrealized gain on securities	Treasury stock
Balance at March 31, 2004	$456,781	$ 753,849	$ 2,371	$114,195	$4,178,229	$ 460,266	$38,654	$(193,648)
Net income	—	—	—	—	—	**634,827**	—	—
Cash dividends paid	—	—	—	—	—	**(118,913)**	—	—
Bonuses to directors and corporate auditors	—	—	—	—	—	**(681)**	—	—
Gain on sales of treasury stock	—	—	**134,897**	—	—	—	—	—
Transfer to voluntary reserve	—	—	—	—	**344,538**	**(344,538)**	—	—
Allocation of new shares to a third party	**295,037**	**295,037**	—	—	—	—	—	—
Decrease due to valuation of securities, net of tax	—	—	—	—	—	—	**(6,696)**	—
Decrease in treasury stock	—	—	—	—	—	—	—	**167,698**
Balance at March 31, 2005	**$751,818**	**$1,048,886**	**$137,268**	**$114,195**	**$4,522,767**	**$ 630,961**	**$31,958**	**$ (25,950)**

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥107.39 to U.S.$1, the approximate exchange rate at March 31, 2005.

Consolidated Subsidiaries and Equity-Method Affiliated Company (As of April 1, 2005)

Domestic Subsidiaries

Plat Corporation
http://plat.biz
Address: 1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004
Paid-in Capital: ¥2,400 million
Ownership: 100%
Principal Business: Consumer finance
*Plat changed its corporate name to QUOQLOAN INC., on June 13, 2005

Sun Life Co., Ltd.
http://www.sunlife-net.co.jp
Address: 2-7-6, Kawaramachi, Takamatsu, Kagawa 760-0052
Paid-in Capital: ¥185 million
Ownership: 100%
Principal Business: Consumer finance

At-Loan Co., Ltd.
http://at-loan.jp
Address: 1-9-2, Higashi-Shimbashi, Minato-ku, Tokyo 105-0021
Paid-in Capital: ¥10,912 million
Ownership: 51%
Principal Business: Consumer finance

PAL Servicer Co., Ltd.
http://www.palsvc.co.jp
Address: 4-1-1, Taishido, Setagaya-ku, Tokyo 154-0004
Paid-in Capital: ¥500 million
Ownership: 100%
Principal Business: Loan management and collection

PAL Life Co., Ltd.
http://www.kk-pal.co.jp
Address: 1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004
Paid-in Capital: ¥3,000 million
Ownership: 100%
Principal Business: Credit obligation investigations, management of leased real estate

Net Future Co., Ltd.
http://www.netfuture.co.jp
Address: 1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004
Paid-in Capital: ¥300 million
Ownership: 100%
Principal Business: Telemarketing, maintenance and management of ATMs

STC Co., Ltd.
http://www.stc-ltd.co.jp
Address: 1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004
Paid-in Capital: ¥90 million
Ownership: 100%
Principal Business: Computer system design, operation, and management

Overseas Subsidiaries

China

PROMISE (HONG KONG) CO., LTD
http://www.promise.com.hk
Address: 72 Gloucester Road, Wanchai, Hong Kong
Paid-in Capital: HK$45 million
Ownership: 100%
Principal Business: Consumer finance

Taiwan

Liang Jing Co., Ltd.
Address: 146, Sung Jiang Rd., Taipei
Paid-in Capital: NT$290 million
Ownership: 100%
Principal Business: Loan management and collection

PROMISE (TAIWAN) CO., LTD.
Address: 146, Sung Jiang Rd., Taipei
Paid-in Capital: NT$250 million
Ownership: 70%
Principal Business: Credit appraisal and analysis for loans, purchase of claimable assets

Equity-Method Affiliated Company

MOBIT CO., LTD.
http://www.mobit.ne.jp
Address: 2-4-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0810
Paid-in Capital: ¥20,000 million
Ownership: 45%
Principal Business: Consumer finance

Corporate Data

Head Office:	1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan Tel: +81-3-3287-1515 URL: http://cyber.promise.co.jp/
Date of Establishment:	March 20, 1962
Fiscal Year:	April 1 to March 31
Paid-in Capital:	¥80,738 million
Number of Employees:	3,463
Auditor:	ChuoAoyama PricewaterhouseCoopers
Listing:	First Section of Tokyo Stock Exchange

Expanding Disclosure

Promise Co., Ltd., makes efforts to encourage greater understanding of its management strategies and business development. The Company does so through the publication of a variety of IR tools, including news releases, financial reports, and other materials, as well as through information disclosed on its web site (http://www.promise.co.jp/english/ir/). Top management takes the initiative in communicating its message directly by participating in information meetings and maintaining regular contact with stock analysts and investors. Top management is also hearing the opinions and requests of shareholders and investors regarding the Company's business strategies and gives this feedback due consideration.

From the perspective of increasing the transparency of its management practices and enhancing information disclosure to shareholders, Promise is committed to robust IR programs domestically and internationally to expand its disclosure.


PROMISE
Investor Relations
To Our Shareholders and Investors
Promise Growth Strategy
Financial Highlights
Introduction to Promise
Promise Statistics
IR Library
Ratings and Bond Issues
Stock Information
Stock Price
IR Calendar
Analyst Coverage
Disclaimer
IR Site Map
Annual Report Request

http://www.promise.co.jp/english/ir/

IR Events for the Fiscal Year Ended March 31, 2005

April 27, 2004	Announcement of financial results for the fiscal year ended March 31, 2004
April 28, 2004	Information meeting for investors in Japan covering the financial results for the fiscal year ended March 31, 2004 Conference call for foreign investors covering the financial results for the fiscal year ended March 31, 2004
May 17 through May 28, 2004	Investor relations tour to meet foreign investors
June 23, 2004	Regular General Meeting of the Shareholders
June 25, 2004	Information meeting for investors in Japan and conference call for foreign investors regarding strategic alliance with Sumitomo Mitsui Financial Group, Inc.
July 27, 2004	Announcement of financial and operating results for the first quarter of the fiscal year ended March 31, 2005
August 2004	Issuance of Promise's Annual Report for the fiscal year ended March 31, 2004
October 26, 2004	Announcement of interim results for the fiscal year ended March 31, 2005
October 27, 2004	Information meeting for investors in Japan covering the financial results for the interim period Conference call for foreign investors covering the financial results for the interim period
November 15 through November 26, 2004	Investor relations tour to meet foreign investors
January 26, 2005	Announcement of financial and operating results for the third quarter of the fiscal year ended March 31, 2005
February 21 through February 23, 2005	Investor relations tour to meet foreign investors

PROMISE CO., LTD.

1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan
Tel: +81-3-3213-2545 (Corporate Communications Department)
URL: http://cyber.promise.co.jp/
E-mail: ir@promise.co.jp

PROMISE

Printed in Japan